SIGA
Technologies, Inc.

2023 Annual Report

Dear Shareholders,

As a former scientist with a lifelong passion for innovation and advancing public health, I am honored to be the Chief Executive Officer of SIGA. It's a privilege to lead this company as we build on SIGA's strong foundation and embark on a journey of expansion and innovation. We are at a critical juncture in our efforts to bring TPOXX® around the world. With the growing potential of orthopoxvirus threats – whether natural, accidental, or intentional – our resolve has never been greater.



Diem Nguyen
Chief Executive Officer

Strong Performance

SIGA delivered strong results in 2023. With product sales of $131 million, a 51% increase over 2022, SIGA achieved its highest product sales over the past five years. Additionally, SIGA generated pre-tax operating income of $84 million, a 96% increase over 2022. This is a testament to the strength of our team, the value of our franchise, and the resilience of our company.

During 2023, we returned $43 million to shareholders through a combination of a special dividend and share buybacks. These actions, and a subsequent special dividend declared in early 2024, demonstrate the company's financial strength, the Board of Directors' and management team's confidence in our future, and our collective commitment to enhancing shareholder value. These activities were implemented while maintaining our focus on promoting public health and retaining sufficient resources to execute on our planned initiatives.

In addition to our financial success, the team continued to advance the development plan for TPOXX. We are investigating the prophylactic use of TPOXX in patients exposed to smallpox and believe it can be an effective tool to protect people and reduce morbidity and mortality in the population. Patients also continue to enroll in trials evaluating TPOXX as a potential treatment for mpox. Confirmed mpox cases globally underscore the current health threat posed by orthopox viruses.

Well-Positioned for the Future

Building on the momentum achieved in 2023, we are focused on making investments to strengthen our company for our customers and shareholders. Central to our strategy is the heightened focus on health security preparedness and our unparalleled capabilities that position SIGA with a clear competitive advantage. Our efforts are concentrated in four pivotal areas:

- Continuing our partnership with the U.S. Government
- Advancing regulatory approvals for TPOXX in new indications and formulations
- Cultivating strategic partnerships to expand global access to TPOXX
- Leveraging our capabilities to move into complementary therapeutic areas

Enhancing the value of TPOXX is central to our success. As we approach the completion of our current contract to supply TPOXX to the Strategic National Stockpile, we reflect on our decade-long partnership with the U.S. government. During this time, we have secured multi-year government contracts totaling over $1 billion. We stand prepared to forge ahead, working in close collaboration with the government toward a new contract that reinforces our collective commitment and responsibility to health security.

We are proud of the results we achieved in 2023, but we will not be complacent. With a dedicated and talented team committed to providing solutions for unmet needs in emerging infectious diseases, we are excited about the value-creating opportunities in our future.

Sincerely,

Diem Nguyen
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2023
Or
☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ________ to ___________

Commission File No. 0-23047

SIGA Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-3864870** (IRS Employer Identification. No.)
31 East 62nd Street **New York, NY** (Address of principal executive offices)	**10065** (zip code)

Registrant's telephone number, including area code: (212) 672-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, $.0001 par value	SIGA	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act: Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐.

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒.

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2023 as reported on The Nasdaq Global Market was approximately $230,952,256.

As of February 15, 2024, the registrant had outstanding 71,091,616 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated herein by reference:

Document	**Parts Into Which Incorporated**
Proxy Statement for the Company's 2024 Annual Meeting of Stockholders	Part III

SIGA TECHNOLOGIES, INC.
FORM 10-K

Table of Contents

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K, including certain statements contained in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements relating to the progress of SIGA's development programs and timelines for bringing products to market, delivering products to domestic and international customers, the enforceability of our procurement contracts, such as the 19C BARDA Contract (the "BARDA Contract"), with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), and responding to the global outbreak of monkeypox ("mpox"). The words or phrases "can be," "expects," "may affect," "may depend," "believes," "estimate," "targeting," "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties, and SIGA cautions you that any forward-looking information provided by or on behalf of SIGA is not a guarantee of future performance. SIGA's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond SIGA's control, including, but not limited to, (i) the risk that BARDA elects, in its sole discretion as permitted under the BARDA Contract, not to exercise all, or any, of the remaining unexercised options under those contracts, (ii) the risk that SIGA may not complete performance under the BARDA Contract on schedule or in accordance with contractual terms, (iii) the risk that the BARDA Contract, DoD Contract #2 (defined below) or PEP Label Expansion R&D Contract (defined below) are modified or canceled at the request or requirement of the U.S. Government, (iv) the risk that the nascent international biodefense market does not develop to a degree that allows SIGA to continue to successfully market TPOXX® internationally, (v) the risk that potential products, including potential alternative uses or formulations of TPOXX® that appear promising to SIGA or its collaborators, cannot be shown to be efficacious or safe in subsequent pre-clinical or clinical trials, (vi) the risk that target timing for deliveries of product to customers, and the recognition of related revenues, are delayed or adversely impacted by the actions, or inaction, of contract manufacturing organizations, or other vendors, within the supply chain, or due to coordination activities between the customer and supply chain vendors, (vii) the risk that SIGA or its collaborators will not obtain appropriate or necessary governmental approvals to market these or other potential products or uses, (viii) the risk that SIGA may not be able to secure or enforce sufficient legal rights in its products, including intellectual property protection, (ix) the risk that any challenge to SIGA's patent and other property rights, if adversely determined, could affect SIGA's business and, even if determined favorably, could be costly, (x) the risk that regulatory requirements applicable to SIGA's products may result in the need for further or additional testing or documentation that will delay or prevent SIGA from seeking or obtaining needed approvals to market these products, (xi) the risk that the volatile and competitive nature of the biotechnology industry may hamper SIGA's efforts to develop or market its products, (xii) the risk that changes in domestic or foreign economic and market conditions may affect SIGA's ability to advance its research or may affect its products adversely, (xiii) the effect of federal, state, and foreign regulation, including drug regulation and international trade regulation, on SIGA's businesses, (xiv) the risk of disruptions to SIGA's supply chain for the manufacture of TPOXX®, causing delays in SIGA's research and development activities, causing delays or the re-allocation of funding in connection with SIGA's government contracts, or diverting the attention of government staff overseeing SIGA's government contracts, (xv) risks associated with actions or uncertainties surrounding the debt ceiling, (xvi) the risk that the U.S. or foreign governments' responses (including inaction) to national or global economic conditions or infectious diseases, such as COVID-19, are ineffective and may adversely affect SIGA's business, and (xvii) risks associated with responding to the current mpox outbreak, as well as the risks and uncertainties included in Item 1A "Risk Factors" of this Form 10-K. All such forward-looking statements are current only as of the date on which such statements were made. SIGA does not undertake any obligation to update publicly any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events. The information contained on any website referenced in this Form 10-K is not incorporated by reference into this filing.

Item 1. Business

Overview

SIGA Technologies, Inc. is referred to throughout this report as "SIGA," "the Company," "we" or "us."

We are a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat" in certain international markets), to the U.S. Government and international governments (including government affiliated entities). Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. Government.

TPOXX® is an oral formulation antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved oral TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

In connection with IV TPOXX®, SIGA announced on May 19, 2022 that the FDA approved this formulation for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has regulatory approval with the European Medicines Agency ("EMA"), Health Canada and the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom. The EMA and MHRA approved label indication covers the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. The Health Canada approved label indication covers the treatment of smallpox.

With respect to the regulatory approvals by the EMA, MHRA and Health Canada, oral tecovirimat represents the same formulation that was approved by the FDA in July 2018 under the brand name TPOXX®.

In connection with a potential FDA label expansion of oral TPOXX® for an indication covering smallpox post-exposure prophylaxis ("PEP"), the Company completed an immunogenicity trial and an expanded safety trial in early 2023. The nature and timing of a submission of a supplemental New Drug Application to the FDA ("Supplemental NDA") for a smallpox PEP indication for oral TPOXX® will be based on the results of the trials; the Company is currently targeting a Supplemental NDA filing in 2024.

In connection with the 2022 global response to an mpox outbreak, a series of observational and randomized, placebo-controlled clinical trials were initiated to assess the safety and efficacy of TPOXX® in participants with mpox. As of December 31, 2023, there were five randomized, placebo-controlled clinical trials enrolling patients, when available, in locations including the United States, United Kingdom, the Democratic Republic of Congo ("DRC"), South America and Europe. These randomized clinical trials are enrolling patients to collect data on the potential benefits of using TPOXX® as an antiviral treatment for active mpox disease.

The Company may be able to use data from the trials noted above, as well as from other trials, to potentially pursue an FDA label expansion of oral TPOXX® for an indication covering the treatment of mpox. The viability, and timing, of a potential FDA submission for an mpox indication will be impacted by a series of factors, including the magnitude and severity of future mpox cases, the location of future cases, enrollment in clinical trials, and results of randomized, placebo-controlled and observational clinical trials.

Procurement Contracts with the U.S. Government

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including: advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, and procurement activities. As of December 31, 2023, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $602.5 million of payments, of which approximately $51.7 million of payments are included within the base period of performance, approximately $407.1 million of payments are related to exercised options and up to approximately $143.7 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $51.7 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $32.0 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2023, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.3 million for the delivery of IV FDP to the Strategic Stockpile, and $22.1 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP.

The options that have been exercised to date provide for payments up to approximately $407.1 million. There are exercised options for the following activities: payments up to $337.7 million for the manufacture and delivery of up to 1.1 million courses of oral TPOXX®; payments up to $51.2 million for the manufacture of courses of IV FDP, of which $20.4 million of payments relate to the manufacture of IV BDS to be used in the manufacture of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2023, the Company has cumulatively delivered $323.0 million of oral TPOXX® to the Strategic Stockpile, of which $97.9 million was delivered in the fourth quarter of 2023; has cumulatively received $20.5 million for the completed manufacture of IV BDS; and has been cumulatively reimbursed $7.9 million in connection with post-marketing activities for oral and IV TPOXX®. In the first two months of 2024 ended February 29, 2024, approximately $15 million of oral TPOXX® was delivered to the Strategic Stockpile.

Unexercised options specify potential payments up to approximately $143.7 million in total (if all such options are exercised), of which approximately $5.6 million relates to supportive activities that we currently do not expect to be required. There are options for the following activities: payments of up to $112.5 million for the delivery of oral TPOXX® to the Strategic Stockpile; and payments of up to $25.6 million for the manufacture of courses of IV FDP, of which up to $10.2 million of payments would be paid upon the manufacture of IV BDS to be used in the manufacture of IV FDP.

The options related to IV TPOXX® are divided into two primary manufacturing steps. There are options related to the manufacture of bulk drug substance ("IV BDS Options"), and there are corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA may choose to exercise any, all, or none of these options in its sole discretion. The 19C BARDA Contract includes: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA has the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised two of the three IV BDS options and two of the three IV FDP options. If BARDA decides to only exercise the remaining IV BDS Option, then the Company would receive payments up to $10.2 million; alternatively, if BARDA decides to exercise the remaining IV BDS Option and IV FDP Option, then the Company would receive payments up to $25.6 million. For each set of options relating to a specific group of courses (for instance, the IV BDS and IV FDP options that reference the same 32,000 courses), BARDA has the option to independently purchase IV BDS or IV FDP. The Company estimates that sales of the IV formulation under this contract (under current terms), assuming the remaining IV FDP Option was exercised, would have a gross margin (sales less cost of sales, as a percentage of sales) that is less than 40%.

Under the terms of this contract, exercise of procurement options is at the sole discretion of BARDA. The request for proposal that preceded the award of the 19C BARDA Contract indicated that the expected purpose of the contract was to maintain the level of smallpox antiviral preparedness in the Strategic Stockpile. Based on prior product delivery activity, and current FDA-approved shelf life of oral TPOXX®, the Company estimates that the remaining options under the 19C BARDA Contract for 363,000 courses of oral TPOXX® (value of $112.5 million) and 32,000 courses of IV FDP (value of $25.6 million) would need to be exercised in 2024 in order to approximately maintain historical stockpile levels of unexpired TPOXX® treatment in the Strategic Stockpile.

U.S. Department of Defense Procurement Contracts

On May 12, 2022, the Company announced a contract with the U.S. Department of Defense ("DoD") for the procurement of oral TPOXX® ("DoD Contract #1"). The DoD Contract #1 included a firm commitment for the DoD to procure approximately $3.6 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD, for the procurement of an additional approximately $3.8 million of oral TPOXX®. In the second quarter of 2022, the Company delivered oral TPOXX® to the DoD and recognized revenue of $3.6 million, fulfilling the firm commitment in DoD Contract #1. In the third quarter of 2022, the DoD exercised the option for $3.8 million of oral TPOXX® and the Company satisfied its obligation by delivering product in September 2022 and recognized the related revenue.

On September 28, 2022, the Company and the DoD signed a new procurement contract ("DoD Contract #2"). The DoD Contract #2 included a firm commitment for the DoD to procure approximately $5.1 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD for the procurement of an additional approximately $5.5 million of oral TPOXX®.

In March 2023, the Company fulfilled the firm commitment by delivering $5.1 million of oral TPOXX® to the DoD, and recognized the related revenue. Additionally, in March 2023 the DoD exercised the $5.5 million option in DoD Contract #2 for the procurement of oral TPOXX® and the Company delivered these courses to the DoD in the fourth quarter of 2023.

In February 2024, DoD Contract #2 was amended and approximately $1 million of oral TPOXX® was ordered by the DoD.

International Procurement Contracts

In 2023, the Company has delivered, and received acceptance for, approximately $21.3 million of oral TPOXX® to five European countries, one Middle Eastern country, and one Asia Pacific country. In the first two months of 2024 ending February 29, 2024, the Company delivered an additional approximately $7 million of oral TPOXX® to six countries in Europe, completing greater than 95% of deliveries under the $18 million of firm commitment orders from 13 countries under the European Commission's DG HERA (Health Emergency Preparedness and Response Authority) joint procurement mechanism, which was announced by the Company in October 2022. Additionally, $0.7 million of oral TPOXX® was delivered to the Canada Department of National Defence ("CDND") in February 2024. These deliveries were made in connection with orders and contracts under the International Promotion Agreement (defined and discussed below). Through the International Promotion Agreement, Meridian Medical Technologies, Inc. ("Meridian") is the counterparty to international contracts under which orders are placed for the purchase of oral TPOXX®.

In addition to the above-mentioned orders and deliveries, the Company has a contract with the CDND under which the CDND has an option until December 31, 2025, exercisable at its sole discretion, for the purchase of up to an additional $6.7 million of oral TPOXX®. As an international contract, this contract is also administered under the International Promotion Agreement. The contract with the CDND (the "Canadian Military Contract"), issued in April of 2020 and subsequently amended, is option-based and initially specified that the CDND would purchase up to $14 million of oral TPOXX® if all options were exercised.

International Promotion Agreement

Under the terms of the International Promotion Agreement, as amended, which has an initial term that expires on May 31, 2024, Meridian was granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian has agreed not to commercialize any competing product, as defined in the International Promotion Agreement, in the specified field of use in the Territory. SIGA retains ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retains sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required for the entry into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the International Promotion Agreement are invoiced and collected by Meridian, and such collections are remitted, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement. The fee Meridian retains pursuant to the International Promotion Agreement is a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses are less than or equal to a specified threshold, and a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceed the specified threshold. Taking into account Meridian's fee and manufacturing costs of oral TPOXX®, it is currently estimated by the Company that international sales of oral TPOXX® each year will have a contribution margin (as expressed as a percentage of product sales, and before any consideration of expenses not directly related to manufacturing or Meridian activities) of between approximately 65% and 80%, depending on the international sales levels each year. For purposes of this disclosure, contribution margin (in amount) represents international product sales less applicable cost of sales and the Meridian fee (which is included within selling, general and administrative expenses within the income statement).

Research Agreements and Grants

In July 2019, the Company was awarded a multi-year research contract ultimately valued at approximately $27 million from the DoD to support work in pursuit of a potential label expansion for oral TPOXX® that would include post-exposure prophylaxis ("PEP") of smallpox (such work known as the "PEP Label Expansion Program" and the contract referred to as the "PEP Label Expansion R&D Contract"). As of December 31, 2023, the Company invoiced the full amount of available funding.

Contracts and grants include, among other things, options that may or may not be exercised at the U.S. Government's discretion. Moreover, contracts and grants contain customary terms and conditions including the U.S. Government's right to terminate or restructure a contract or grant for convenience at any time. As such, the Company may not be eligible to receive all available funds.

Manufacturing

SIGA does not have a manufacturing infrastructure and does not intend to develop one for the manufacture of TPOXX®. SIGA relies on and uses third parties known as Contract Manufacturing Organizations ("CMOs") to procure commercial raw materials and supplies, and to manufacture TPOXX®. SIGA's CMOs apply methods and controls in facilities that are used for manufacturing, processing, packaging, testing, analyzing and holding pharmaceuticals which conform to current good manufacturing practices ("cGMP"), the standard set by the FDA for manufacture and storage of pharmaceuticals intended for human use.

Oral TPOXX®:

For the manufacture of oral TPOXX®, the Company uses the following CMOs: W.R. Grace and Company ("Grace"), who acquired the assets of Albemarle's Fine Chemistry Services Business in 2021; Microsize, formerly known as Powdersize, LLC and renamed following a change of control transaction; Catalent Pharma Solutions LLC ("Catalent"); and Packaging Coordinators, LLC ("PCI").

SIGA has had manufacturing agreements with Grace and a predecessor owner (Albemarle) since 2011. Pursuant to the current agreement with Grace, which was put in place in 2018 when Albemarle was the owner of the operations that provide services to SIGA, Grace manufactures, tests and supplies active pharmaceutical ingredient ("API") for use in TPOXX®. The agreement provides that, during the term of the current agreement, SIGA was required to purchase 100% of its internal and external API requirements for TPOXX® from Grace until the later of (i) September 30, 2021 and (ii) such time as SIGA has purchased 12 metric tons of API from Grace under the agreement. As of December 31, 2023, SIGA has purchased more than 12 metric tons of API; as such, SIGA will purchase at least 70% of its internal and external API requirements for TPOXX® from Grace until the end of the term of the agreement (as described below), unless the Company receives an offer to purchase API at a price that Grace is unable to match, in which event SIGA will purchase at least 30% of its internal and external API requirements for TPOXX® from Grace until the Company has fulfilled its delivery obligations under the 19C BARDA Contract. There is no minimum amount of kilograms of API that must be used or acquired by SIGA. The following events are excluded from the "100% API" requirement: (i) if a contract entered into by SIGA for the sale of final drug product ("FDP") requires that the product used as the API for such FDP be manufactured outside the U.S. and Grace is unwilling or unable to subcontract such manufacture to a party or parties that meet the terms of the agreement; (ii) if a contract entered into by SIGA for the sale of FDP in an intravenous formulation requires different specifications than those provided for under the agreement and the parties are not able to reach agreement on the necessary changes to the specifications or on pricing; or (iii) if Grace fails to perform any of its obligations under the agreement and does not cure such failure within 30 days of written notice from SIGA. SIGA is required to pay Grace within 45 days of its invoice date. Pricing for API is at a fixed price per kilogram, subject to adjustment for increases in raw material costs and/or general manufacturing costs. Grace is required to deliver API that conforms to specifications outlined in the agreement; the Company is not required to pay for API that does not meet specifications. The Company has 120 days to reject any shipments that do not meet such specifications or are damaged. In addition to receiving payments for API deliveries, Grace is also paid for related services, such as stability testing. The Company's agreement with Grace was scheduled to expire upon the earlier of: (i) September 30, 2023, or (ii) the fulfillment of delivery obligations under the 19C BARDA Contract. On September 30, 2023, the contract term automatically renewed for a one-year term. Upon September 30, 2024, and each anniversary thereafter, the agreement will renew for successive one-year renewal terms until either the Company or Grace provides notice of non-renewal at least 90 days prior to the expiration date of a term.

Microsize micronizes and tests API for use in oral TPOXX®. The Company's agreement with Microsize's predecessor was amended on January 11, 2019. The amended term ends on the tenth anniversary of the amendment date.

Catalent granulates, encapsulates, and tests oral TPOXX®. In addition, Catalent provides services related to commercial stability testing of drug product and preparation for tabulated stability and trend analysis for each time point. The Company's agreement with Catalent had an initial term that ended on June 28, 2021. Thereafter, this agreement became subject to automatic renewal for three years unless either party provided six months' notice of its desire to terminate the agreement prior to the expiration of the term. The Company did not provide notice nor receive notice of termination. As such, until June 28, 2027, SIGA will purchase all of its requirements for bulk product under the 19C BARDA Contract from Catalent.

PCI provides packaging services in connection with oral TPOXX®. Additionally, PCI has contracted with the Company to provide packaging services in connection with the intravenous formulation of TPOXX®. The Company's agreement with PCI had an initial term that ended on March 1, 2022. Thereafter, this agreement automatically renews for successive one-year periods unless either party provides 120 days' notice of its desire to terminate the agreement prior to the expiration of the term. Notice has not been provided by either party and, as such, the agreement has been automatically extended to March 1, 2025. The agreement can be terminated earlier than March 1, 2025 under certain conditions.

Intravenous (IV) formulation of TPOXX®:

For the manufacture of IV TPOXX® under the BARDA Contract, the Company has agreed to use the following CMOs: Roquette America, Inc. ("Roquette"); Patheon Manufacturing Services LLC ("Patheon"); and PCI.

Roquette provides an excipient used in the manufacturing of IV TPOXX®. The Company's agreement with Roquette has no minimum amount of manufacturing services that must be used. The Company's agreement with Roquette had an initial term that ended on December 31, 2023. Thereafter, this agreement automatically renews on a year-by-year basis unless either party provides four months' notice of its desire to terminate the agreement prior to the expiration of the term. The Company did not provide notice nor receive notice of termination. As such, the agreement has automatically extended to December 31, 2024.

Patheon manufactures, tests and packages IV TPOXX®. SIGA agreed that Patheon will be entitled to manufacture at least 80% of IV TPOXX® offered for sale by SIGA during the first three years of the agreement, provided Patheon adheres to reasonable manufacturing standards. Thereafter, the manufacturing percentage will be as mutually agreed upon by the parties. The Company's agreement with Patheon has an initial term that ends on the later of: December 31, 2022 or, such date as all government contracts related to IV TPOXX® are terminated. As such, since the Company continues to have active government contracts related to IV TPOXX®, the contract term continues. At the end of the above mentioned contract term, this agreement automatically renews for two-year increments unless either party provides twelve months' notice of its desire to terminate the agreement prior to the expiration of the term.

As noted above, PCI provides packaging services for IV TPOXX®. Grace provides the API used in manufacturing of the intravenous formulation.

Corporate Responsibility and Sustainability

SIGA focuses on the health security market and seeks to advance global health while promoting a sustainable environment.

SIGA seeks to advance global public health through its development and commercial activities, which include (i) delivering medical countermeasures to governments and/or non-governmental organizations ("NGOs") so that governments and/or NGOs can cost-effectively stockpile treatments for potential public health emergencies and (ii) donating therapies to NGOs to treat patients with serious infectious diseases in developing countries or those who are being treated on a compassionate basis and/or within clinical trials.

SIGA seeks to promote a sustainable environment by tracking the involvement of its manufacturing supply chain in initiatives and organizations that prioritize a sustainable environment. Almost all manufacturers within SIGA's supply chain, including Grace, Catalent, PCI, Patheon and Roquette, maintain corporate social responsibility and/or sustainability programs and publicly report on those programs.

SIGA also pursues such policies within its own corporate environment, although SIGA's corporate scale is relatively too small to report separately their impact.

Market for Medical Countermeasures for Biological Threats

The market for medical countermeasures reflects continued awareness of the risks and threats of biological outbreaks, including such outbreaks related to global terror and biowarfare activity. The U.S. Government is the largest source of development and procurement funding for academic institutions and biopharmaceutical companies conducting medical countermeasure research or developing vaccines, anti-infectives and immunotherapies directed at potential agents of bioterror or biowarfare. For the U.S. Government's fiscal year ended September 30, 2023, the budget for annual spending by the U.S. Department of Health and Human Services ("HHS") for activities related to advanced development and procurement of medical countermeasures for biodefense-related biological threats to civilian populations was more than $2.7 billion.

We believe that potential markets for the sale of medical countermeasures include:

- The U.S. government, including both public health and defense agencies;
- foreign governments, including both public health and defense agencies;
- NGOs and multinational companies;
- healthcare providers, including hospitals and clinics; and
- state and local governments, which may be interested in procuring these products to protect, among others, emergency responders, such as police, fire and emergency medical personnel.

General

With respect to U.S. government contracts, we receive cash payments on a monthly basis, as services are performed or goods are purchased. Amounts under contract and grant agreements are not guaranteed and can be canceled at any time for reasons such as non-performance or convenience of the U.S. Government and, if canceled, we will not receive funds for additional work under the agreements. With respect to international government contracts, we receive cash payments based on the terms contained within the International Promotion Agreement with Meridian, under which Meridian collects payments from foreign governments.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. Our current and potential competitors include many major pharmaceutical companies, many of which have significant financial, technical and marketing resources. Biotechnology and other pharmaceutical competitors in the medical countermeasure sector include, but are not limited to, Emergent BioSolutions Inc. and Bavarian Nordic A/S. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures.

TPOXX® faces significant competition for government funding for both development and procurement of medical countermeasures for biological, chemical, radiological and nuclear threats, diagnostic testing systems, and other emergency preparedness countermeasures.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than products that we may develop. In addition, we may not be able to compete effectively if our product candidates do not satisfy governmental procurement requirements, particularly requirements of the U.S. Government with respect to medical countermeasure products.

Human Capital Resources and Research Facilities

As of February 15, 2024, we had 45 full-time employees. None of our employees are covered by a collective bargaining agreement, and we consider our employee relations to be satisfactory. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants with the overall goal of having an employee base that embraces teamwork and shares a focus for using each person's individual skills, experience and expertise in order to develop and maximize the value of corporate assets, and achieve long-term revenue and earnings growth.

Our research and development facilities are located in Corvallis, Oregon, where we lease approximately 10,276 square feet under a lease agreement that commenced on January 1, 2018 and which expires in December 2024.

Intellectual Property and Proprietary Rights

An important element of SIGA's business development activities involves the Company's ability to obtain and maintain patent and other intellectual property protection in the U.S. and the rest of the world for its proprietary technologies, drug targets, and potential products and to preserve its trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents across various jurisdictions has emerged to date. Accordingly, SIGA cannot predict the type and extent of claims that will be allowed in pending patent applications.

SIGA also relies upon trade secret protection for its confidential and proprietary information. No assurance can be given that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to SIGA's trade secrets or that SIGA can meaningfully protect its trade secrets.

SIGA exclusively owns its key patent portfolios, which relate to its leading drug product, TPOXX® (also known as ST-246, tecovirimat). As of January 17, 2024, the TPOXX® patent portfolio has seven patent families consisting of 30 U.S. utility patents, 109 issued foreign patents, two U.S. utility patent applications, and 16 foreign patent applications.

The principal and material issued patents covering TPOXX® are described in the table below.

Patent Number	Country	Protection Conferred	Issue Date	Expiration Date
US 7737168	United States	Method of treating orthopoxvirus infection with ST-246	June 15, 2010	September 4, 2031
US 8039504	United States	Pharmaceutical compositions and unit dosage forms containing ST-246	October 18, 2011	July 23, 2027
US 7687641	United States	Method of manufacturing ST-246	March 30, 2010	September 27, 2024
US 8124643	United States	Composition of matter for the ST-246 compound and Pharmaceutical compositions containing ST-246	February 28, 2012	June 18, 2024
US 7956197	United States	Method of manufacturing ST-246	June 7, 2011	June 18, 2024
US 8530509	United States	Pharmaceutical compositions containing a mixture of compounds including ST-246	September 10, 2013	June 18, 2024

US 8802714	United States	Method of treating orthopoxvirus infection with a mixture of compounds including ST-246	August 12, 2014	June 18, 2024
US 9045418	United States	Method of manufacturing ST-246	June 2, 2015	June 18, 2024
US 9233097	United States	Liquid Pharmaceutical formulations containing ST-246	January 12, 2016	August 2, 2031
US 9339466	United States	Certain polymorph of ST-246, method of preparation of the polymorph and pharmaceutical compositions containing the polymorph	May 17, 2016	March 23, 2031
US 9546137	United States	Methods of preparing ST-246	January 17, 2017	August 14, 2033
US 9744154	United States	Polymorphic forms of ST-246 and methods of preparation	August 29, 2017	March 23, 2031
US 9862683	United States	Methods of preparing Tecovirimat	January 9, 2018	August 14, 2033
US 9670158	United States	Amorphous Tecovirimat preparation	June 6, 2017	July 11, 2034
US 9889119	United States	Amorphous Tecovirimat preparation	February 13, 2018	July 11, 2034
US 9907859	United States	ST-246 liquid formulations and methods	March 6, 2018	August 2, 2031
US 10029985	United States	Methods of preparing Tecovirimat	July 24, 2018	August 14, 2033
US 10045963	United States	Amorphous Tecovirimat preparation	August 14, 2018	July 11, 2034
US 10045964	United States	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	August 14, 2018	March 23, 2031
US 10124071	United States	ST-246 liquid formulations and methods	November 13, 2018	August 2, 2031
US 10155723	United States	Methods of preparing Tecovirimat	December 18, 2018	August 14, 2033
US 10406137	United States	Certain polymorphs of ST-246 and pharmaceutical compositions containing the polymorphs	September 10, 2019	March 23, 2031
US 10406103	United States	Rehydration of micronized Tecovirimat monohydrate	September 10, 2019	November 14, 2034
US 10576165	United States	Liquid Pharmaceutical formulations containing ST-246	March 3, 2020	August 2, 2031
US 10864282	United States	Methods of preparing liquid formulations containing ST-246	December 15, 2020	August 2, 2031
US 10662155	United States	Methods of preparing Tecovirimat	May 26, 2020	August 14, 2033
US 10716759	United States	Rehydration of micronized Tecovirimat monohydrate	July 21, 2020	November 14, 2034
US 10933050	United States	Certain polymorphs of ST-246 and pharmaceutical compositions containing the polymorphs	March 2, 2021	March 23, 2031
US 11433051	United States	ST-246 suspension formulations	September 6, 2022	November 27, 2039
US 11779566	United States	ST-246 suspension formulations	October 10, 2023	February 15, 2037
SG 184201	Singapore	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 22, 2015	March 23, 2031
SG 10201506031U	Singapore	ST-246 liquid formulations and methods	June 11, 2021	August 2, 2031
RU 2578606	Russian Federation	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	March 27, 2016	March 23, 2031
OA 16109	OAPI^/Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	October 31, 2013	March 23, 2031
NZ 602578	New Zealand	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	December 2, 2014	March 23, 2031
MX 326231	Mexico	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	December 11, 2014	April 23, 2027
MX 348481	Mexico	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	June 15, 2017	April 23, 2027
MX 347795	Mexico	ST-246 liquid formulations and methods	May 15, 2017	August 2, 2031
MX 361428	Mexico	Polymorphic forms of ST-246 and methods of preparation	December 6, 2018	March 23, 2031
MX 363189	Mexico	Use of pharmaceutical compositions containing ST-246	March 14, 2019	April 23, 2027
MX 368106	Mexico	ST-246 liquid formulations and methods	September 19, 2019	August 2, 2031
KR 101868117	Korea	ST-246 liquid formulations and methods	June 8, 2018	August 2, 2031
JP 4884216	Japan	Therapeutic agent for treating orthopoxvirus including ST-246, pharmaceutical composition of matter for the ST-246 compound and method of manufacturing ST-246	December 16, 2011	June 18, 2024
JP 5657489	Japan	Method of manufacturing ST-246	December 5, 2014	June 18, 2024
JP 5898196	Japan	Liquid Pharmaceutical formulations containing ST-246	March 11, 2016	August 2, 2031
JP 6018041	Japan	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	October 7, 2016	March 23, 2031
JP 6188802	Japan	Methods of preparing Tecovirimat	August 10, 2017	August 14, 2033
JP 6444460	Japan	Methods of preparing Tecovirimat	December 7, 2018	August 14, 2033
JP 6564514	Japan	Methods of preparing Tecovirimat	August 2, 2019	August 14, 2033

JP 6594303	Japan	Rehydration of micronized Tecovirimat monohydrate	October 4, 2019	November 14, 2034
JP 6843616	Japan	Amorphous Tecovirimat preparation	February 29, 2021	July 11, 2034
JP 7074677	Japan	ST-246 suspension formulations	May 24, 2022	February 15, 2037
JP 7297858	Japan	ST-246 suspension formulations	June 16, 2023	February 15, 2037
BR 112012023743-8	Brazil	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	February 18, 2020	March 23, 2031
BR 112013002646-4	Brazil	Liquid Pharmaceutical formulations containing ST-246	January 4, 2022	August 2, 2031
CN 2011800245893	China	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	August 26, 2015	March 23, 2031
CN 2013800429237	China	Methods of preparing Tecovirimat	June 20, 2017	August 14, 2033
CN 2017103075357	China	Methods of preparing Tecovirimat	March 6, 2020	August 14, 2033
CN 2014800653387	China	Rehydration of micronized Tecovirimat monohydrate	February 7, 2020	November 14, 2034
CN 202010101449	China	Methods of preparing Tecovirimat	June 20, 2023	August 14, 2033
CA 2529761	Canada	Use of ST-246 to treat orthopoxvirus infection, pharmaceutical compositions containing ST-246 and composition of matter for the ST-246 compound	August 13, 2013	June 18, 2024
CA 2685153	Canada	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	December 16, 2014	April 23, 2027
CA 2866037	Canada	Chemicals, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	May 16, 2017	April 23, 2027
CA 2807528	Canada	Liquid Pharmaceutical formulations containing ST-246	September 25, 2018	August 2, 2031
CA 2966466	Canada	Use of ST-246 to treat orthopoxvirus infections	August 25, 2020	April 23, 2027
CA 2882506	Canada	Methods of preparing Tecovirimat	October 20, 2020	August 14, 2033
CA 2793533	Canada	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	February 26, 2019	March 23, 2031
CA 2917199	Canada	Amorphous Tecovirimat preparation	August 31, 2021	July 11, 2034
CA 2930461	Canada	Rehydration of micronized Tecovirimat monohydrate	August 16, 2022	November 14, 2034
CA 3090294	Canada	Methods of preparing Tecovirimat	January 24, 2023	August 14, 2033
AU 2004249250	Australia	Method of treating orthopoxvirus infection, pharmaceutical composition containing ST-246 and composition of matter for the ST-246 compound	March 29, 2012	June 18, 2024
AU 2007351866	Australia	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	January 10, 2013	June 18, 2024
AU 2011232551	Australia	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	February 26, 2015	March 23, 2031
AU 2011285871	Australia	Liquid Pharmaceutical formulations containing ST-246	August 6, 2015	August 2, 2031
AU 2013302764	Australia	Methods of preparing Tecovirimat	April 5, 2018	August 14, 2033
AU 2012268859	Australia	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	August 18, 2016	June 18, 2024
AU 2014290333	Australia	Amorphous Tecovirimat preparation	February 21, 2019	July 11, 2034
AU 2014353235	Australia	Rehydration of micronized Tecovirimat monohydrate	August 22, 2019	November 14, 2034
AU 2018201499	Australia	Methods of preparing Tecovirimat	May 21, 2020	August 14, 2033
AU 2019208252	Australia	Rehydration of micronized Tecovirimat monohydrate	July 2, 2020	November 14, 2034
AU 20172211295	Australia	ST-246 suspension formulations	May 2, 2022	February 15, 2037
AU 2020202894	Australia	Methods of preparing Tecovirimat	July 7, 2022	August 14, 2033
AP 3221	ARIPO*/Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and their use in treating orthopoxvirus	April 3, 2015	March 23, 2031
ZA 2012/07141	South Africa	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 29, 2016	March 23, 2031
ZA 2013/00930	South Africa	Liquid Pharmaceutical formulations containing ST-246	November 25, 2015	August 2, 2031
IL 201736	Israel	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	October 1, 2016	April 23, 2027
IL 236944	Israel	Methods of preparing Tecovirimat	February 1, 2017	August 14, 2033
IL 242665	Israel	Methods of preparing intermediate in the preparation of Tecovirimat	February 1, 2020	April 23, 2027
IL 224430	Israel	Liquid Pharmaceutical formulations containing ST-246	December 27, 2019	August 2, 2031
IL 242666	Israel	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	December 1, 2018	April 23, 2027
IL 221991	Israel	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	October 1, 2019	March 23, 2031
IL 269370	Israel	Compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	December 1, 2020	April 23, 2027
IL 242331	Israel	Amorphous Tecovirimat preparation	March 1, 2021	July 11, 2034
IL 244731	Israel	Rehydration of micronized Tecovirimat monohydrate	September 1, 2021	November 14, 2034
IL 282098	Israel	Rehydration of micronized Tecovirimat monohydrate	April 3, 2023	November 14, 2034

IL 260229	Israel	ST-246 suspension formulations	May 2, 2023	February 15, 2037
AT 1638938	Austria	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
BE 1638938	Belgium	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
BE 2549871	Belgium	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
BE 2600715	Belgium	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
CH 1638938	Switzerland	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
CH 2549871	Switzerland	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
CH 2600715	Switzerland	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
DE 1638938	Germany	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
DE 2549871	Germany	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
DE 2887938	Germany	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
DE 2600715	Germany	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
DE 3321253	Germany	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
DE 3021836	Germany	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
DE 3043793	Germany	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
DE 3763702	Germany	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
DK 1638938	Denmark	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
DK 2549871	Denmark	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
DK 2600715	Denmark	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
ES 1638938	Spain	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029
FI 1638938	Finland	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
FR 1638938	France	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
FR 2887938	France	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
FR 2549871	France	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
FR 2600715	France	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031
FR 3321253	France	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
FR 3021836	France	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
FR 3043793	France	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
FR 3763702	France	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
GB 1638938	United Kingdom	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
GB 2887938	United Kingdom	Methods of preparing Tecovirimat	January 10, 2018	August 14, 2033
GB 2549871	United Kingdom	Polymorphic forms of ST-246	August 22, 2018	March 23, 2031
GB 2600715	United Kingdom	Liquid Pharmaceutical formulations containing ST-246	December 11, 2019	August 2, 2031

GB 3321253	United Kingdom	Methods of preparing Tecovirimat	February 12, 2020	August 14, 2033
GB 3021836	United Kingdom	Amorphous Tecovirimat preparation	August 27, 2020	July 11, 2034
GB 3043793	United Kingdom	Rehydration of micronized Tecovirimat monohydrate	January 6, 2021	November 14, 2034
GB 3763702	United Kingdom	Amorphous Tecovirimat preparation	December 13, 2023	July 11, 2034
HK 1179824	Hong Kong	Certain polymorphs of ST-246, method of preparation of the polymorphs and pharmaceutical compositions containing the polymorphs	June 21, 2019	March 23, 2031
HK 1184639	Hong Kong	Liquid Pharmaceutical formulations containing ST-246	November 12, 2021	October 28, 2033
IE 1638938	Ireland	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
IT 502017000078377	Italy	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029
NL 1638938	Netherlands	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 17, 2029
PL 1638938	Poland	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2024
SE 1638938	Sweden	Compounds, compositions and methods for treatment and prevention of orthopoxvirus infections and associated diseases	April 12, 2017	June 18, 2029

*African Regional Intellectual Property Organization ("ARIPO") designated contracting states are as follows: Botswana, Gambia, Ghana, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Sierra Leone, Sudan, Swaziland, Tanzania, Uganda, Zambia, and Zimbabwe.

^Organisation Africaine de la Propriété Intellectuelle ("OAPI") designated contracting states are as follows: Benin, Burkina Faso, Cameroon, the Central African Republic, Chad, DRC, Côte d'Ivoire, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Mali, Mauritania, the Niger, Senegal, and Togo.

In addition to the patents listed in the above chart, the principal and material patent applications covering TPOXX® include patent filings in multiple jurisdictions, including the United States, Europe, Asia, Australia, and other commercially significant markets. We hold 18 patent applications currently pending with respect to various compositions of TPOXX®, methods of manufacturing, and methods of treatment. Expiration dates for pending patent applications, if granted, will fall between 2031 and 2037.

FDA regulations require that patented drugs be sold under brand names that comply with various regulations. SIGA must develop and make efforts to protect these brand names for each of its products in order to avoid product piracy and to secure exclusive rights to these brand names. SIGA may expend substantial funds in developing and securing rights to adequate brand names for our products. SIGA currently has proprietary trademark rights in SIGA®, TPOXX® and other brands used by us in the United States and certain foreign countries, but we may have to develop additional trademark rights in order to comply with regulatory requirements. SIGA may need to pursue different names and trademarks outside of the U.S. in light of native language and other jurisdictional considerations. SIGA considers securing adequate trademark rights to be important to its business.

Government Regulation

Regulatory Approval Process

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of any biopharmaceutical product that we may develop. The nature and the extent to which such regulations apply to us vary depending on the nature of each product. In particular, human therapeutic products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or regulate the manufacturing, safety, labeling, storage, recordkeeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are complex and require expertise and the expenditure of substantial resources.

In order to test clinically, and to manufacture and market products for diagnostic or therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries. Before beginning human clinical testing of a potential new drug in the United States, a company must file an Investigational New Drug ("IND") application and receive clearance from the FDA. An IND application is a summary of the pre-clinical studies that were conducted to characterize the drug, including toxicity and safety studies, information on the drug's composition and the manufacturing and quality control procedures used to produce the drug, as well as a discussion of the human clinical studies that are being proposed to evaluate the safety and efficacy of the product.

The pre-marketing clinical program required for approval by the FDA for a new drug typically involves a time-consuming and costly three-phase process. In Phase I, trials are conducted with a small number of healthy subjects to determine the early safety profile, the pattern of drug distribution, metabolism and elimination. In Phase II, trials are conducted with small groups of patients afflicted with a target disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multi-center comparative trials, which may include both controlled and uncontrolled studies, are conducted with patients afflicted with a target disease in order to provide enough data for statistical proof of efficacy and safety required by the FDA and other authorities. Additional trials may be required to evaluate how a new drug interacts with other drugs as well as if the drug has any impact on cardio-vascular or other potential risks.

The FDA closely monitors the progress of each of the three phases of clinical testing and may, in its discretion, reevaluate, alter, suspend or terminate the testing based on the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patients involved in the testing. Estimates of the total time typically required for carrying out such clinical testing vary between two and 10 years. Upon completion of such clinical testing, a company typically submits an NDA to the FDA that summarizes the results and observations of the drug during the clinical testing. Based on its review of the NDA, the FDA will decide whether to approve the drug and whether to impose any marketing restrictions or require additional post-approval clinical studies. This review process can be quite lengthy, and approval for the production and marketing of a new pharmaceutical product can require a number of years and substantial funding. There can be no assurance that any approval will be granted on a timely basis, if at all. In some circumstances, a new formulation of an approved product may be reviewed through a supplemental NDA process which relies in part on the prior approval of the initial formulation.

The FDA amended its regulations, effective June 30, 2002, to include the "Animal Rule" in circumstances that would permit the typical clinical testing regime to approve certain new drug and biological products used to reduce or prevent the toxicity of chemical, biological, radiological, or nuclear agents not otherwise naturally present for use in humans based on evidence of safety in healthy subjects and evidence of effectiveness derived only from appropriate animal studies and any additional supporting data. The FDA has indicated that approval for therapeutic use of TPOXX® for smallpox was determined under the "Animal Rule."

Once the product is approved for sale, FDA regulations govern the manufacturing and marketing activities, and a post-marketing testing and surveillance program may be required to monitor a product's usage and effects. Product approvals may be withdrawn if compliance with regulatory standards is not maintained. Many other countries in which products developed by us may be marketed impose similar regulatory processes.

FDA regulations also make available an alternative regulatory mechanism that may lead to use of the product under limited circumstances. The Emergency Use Authorization ("EUA") authority allows the FDA Commissioner to strengthen the public health protections against biological, chemical, radiological and nuclear agents that may be used to attack the American people or the U.S. armed forces. Under this authority, the FDA Commissioner may allow medical countermeasures to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by such agents when appropriate findings are made concerning the nature of the emergency, the availability of adequate and approved alternatives, and the quality of available data concerning the drug candidate under consideration for emergency use.

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union ("EU") and the United Kingdom (UK), before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product authorization, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under EU regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicinal products produced by biotechnology or those medicinal products containing new active substances for specific indications such as the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, viral diseases and designated orphan medicines, and optional for other medicines which are highly innovative. Under the centralized procedure, a marketing application is submitted to the European Medicines Agency (EMA) where it will be evaluated by the Committee for Medicinal Products for Human Use and a favorable opinion typically results in the grant by the European Commission of a single marketing authorization that is valid for all EU Member States within 67 days of receipt of the opinion. The initial marketing authorization is valid for five years, but once renewed is usually valid for an unlimited period. The decentralized procedure provides for approval by one or more "concerned" member states based on an assessment of an application performed by one member state, known as the "reference" member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states. On January 10, 2022, the EMA approved SIGA's Marketing Authorisation Application (MAA) for oral tecovirimat, the same formulation that was approved by the FDA in July 2018 under the brand name TPOXX®. The EMA approval includes labeling for oral tecovirimat indicating its use for the treatment of smallpox, mpox, cowpox, and vaccinia complications following vaccination against smallpox. The MAA was filed under the centralized application process, which, upon approval, enables sales, including procurement for stockpiling, of oral tecovirimat in all European Union (EU) member states, as well as Norway, Iceland, and Liechtenstein.

The United Kingdom left the European Union on January 31, 2020 (commonly referred to as "Brexit"), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, which went into effect on January 1, 2021. On July 8, 2022, the United Kingdom's Medicines and Healthcare products Regulatory Agency ("MHRA") approved oral tecovirimat for the treatment of smallpox, mpox, cowpox, and vaccinia complications following vaccination against smallpox in adults and children with a body weight of at least 13kg. Since the regulatory framework in the United Kingdom covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of other product candidates in the United Kingdom.

Legislation and Regulation Related to Bioterrorism Counteragents and Pandemic Preparedness

Because our drug candidates are intended for the treatment of diseases that may result from acts of bioterrorism or biowarfare or for pandemic preparedness, they may be subject to the specific legislation and regulation described below and elsewhere in this Annual Report on Form 10-K.

Project BioShield

Project BioShield and related 2006 federal legislation provide procedures for biodefense-related procurement and awarding of research grants, making it easier for HHS to commit funds to countermeasure projects. Project BioShield provides alternative procedures under the Federal Acquisition Regulation, the general rubric for acquisition of goods and services by the U.S. Government, for procuring property or services used in performing, administering or supporting biomedical countermeasure research and development. In addition, if the Secretary of HHS deems that there is a pressing need, Project BioShield authorizes the Secretary of HHS to use an expedited award process, rather than the normal peer review process, for grants, contracts and cooperative agreements related to biomedical countermeasure research and development activity.

Under Project BioShield, the Secretary of HHS, with the concurrence of the Secretary of the U.S. Department of Homeland Security and upon the approval of the President, can contract to purchase unapproved countermeasures for the Strategic Stockpile in specified circumstances. The U.S. Congress is notified of a recommendation for a Strategic Stockpile purchase after Presidential approval. Project BioShield specifies that a company supplying the countermeasure to the Strategic Stockpile is paid on delivery of a substantial portion of the countermeasure. To be eligible for purchase under these provisions, the Secretary of HHS must determine that there are sufficient and satisfactory clinical results or research data, including data, if available, from pre-clinical and clinical trials, to support a reasonable conclusion that the countermeasure will qualify for approval or licensing within eight years. Project BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA. To exercise this authority, the Secretary of HHS must conclude that:

- the agent for which the countermeasure is designed can cause serious or life-threatening disease;

- the product may reasonably be believed to be effective in detecting, diagnosing, treating or preventing the disease;

- the known and potential benefits of the product outweigh its known and potential risks; and

- there is no adequate alternative to a product that is approved and available.

Although this provision permits the Secretary of HHS to circumvent FDA approval (entirely, or in part) for procurement and use, its use in this manner would likely be limited to rare circumstances.

Public Readiness and Emergency Preparedness Act

The Public Readiness and Emergency Preparedness Act (the "PREP Act") provides immunity for manufacturers from claims under state or federal law for "loss" arising out of the administration or use of a "covered countermeasure" in the United States. However, injured persons may still bring a suit for "willful misconduct" against the manufacturer under some circumstances. "Covered countermeasures" include security countermeasures and "qualified pandemic or epidemic products," including products intended to diagnose or treat pandemic or epidemic disease, as well as treatments intended to address conditions caused by such products. For these immunities to apply, the Secretary of HHS must issue a declaration in cases of public health emergency or "credible risk" of a future public health emergency. Since 2007, the Secretary of HHS has issued nine declarations under the PREP Act to protect from liability countermeasures that are necessary to prepare the nation for potential pandemics or epidemics, including a declaration on October 10, 2008 that provides immunity from tort liability as it relates to smallpox. The PREP Act Declaration for smallpox countermeasures was amended by the Secretary of HHS in 2022 to emphasize that it covers mpox virus, add qualified persons to administer vaccines and therapeutics to address the current public health emergency caused by the 2022 outbreak of mpox cases and the risk of future public health threats arising from orthopoxviruses, and to extend protection from December 31, 2022 to December 31, 2032.

Foreign Regulation

As noted above, in addition to regulations in the United States, we might be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our drug candidates. Regardless of any FDA approval of a product, we may have to obtain approval of that product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The actual time required to obtain clearance to market a product in a particular foreign jurisdiction varies substantially, based upon the type, complexity and novelty of the pharmaceutical drug candidate, the specific requirements of that jurisdiction, and in some countries whether the FDA has previously approved the drug for marketing. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary from country to country. Certain foreign jurisdictions, including the European Union and Canada, have adopted certain biodefense-specific regulations akin to those available in the United States such as a procedure similar to the "Animal Rule" promulgated by the FDA for review and potential approval of biodefense products.

Regulations Regarding Government Contracting

The status of an organization as a government contractor in the United States and elsewhere means that the organization is also subject to various statutes and regulations, including the Federal Acquisition Regulation, which governs the procurement of goods and services by agencies of the United States. These governing statutes and regulations can impose stricter penalties than those normally applicable to commercial contracts, such as criminal and civil damages liability and suspension and debarment from future government contracting. In addition, pursuant to various statutes and regulations, government contracts can be subject to unilateral termination or modification by the government for convenience in the United States and elsewhere, detailed auditing requirements, statutorily controlled pricing, sourcing and subcontracting restrictions and statutorily mandated processes for adjudicating contract disputes.

Availability of Reports and Other Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the U.S. Securities and Exchange Commission ("SEC") under the Exchange Act. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any document that we file with or furnish to the SEC at www.sec.gov.

In addition, our website can be found on the internet at www.siga.com. The website contains information about us and our operations. Copies of each of our filings with the SEC on Form 10-K, Form 10-Q, and Form 8-K, and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. To view the reports, access www.siga.com, click on "Investors" and "Financial Information." The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing.

The following corporate governance related documents are also available on our website:

- Audit Committee Charter;

- Compensation Committee Charter;

- Nominating and Corporate Governance Committee Charter; and

- Code of Ethics and Business Conduct.

To review these documents, access www.siga.com and click on "Investors" and "Corporate Governance."

Item 1A. Risk Factors

This report contains forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to risks and uncertainties that could cause our actual results to differ materially from our historical results or currently anticipated results, including the following:

Risks Related to Our Dependence on Government Contracts

Government contracts require ongoing funding decisions by governments. A substantial percentage of our potential revenues come from government contracts. The majority of potential revenue under the 19C BARDA Contract, the Company's largest procurement contract, is tied to options which may or may not be exercised at the sole discretion of BARDA. Reduced or discontinued BARDA funding, or the non-exercise of contract options under the 19C BARDA Contract, could cause our business, financial condition, results of operations and prospects to suffer materially.

Government-funded contracts often consist of standalone procurement orders or a base period of performance and options for the performance of certain future activities. The value of goods and services subject to options may constitute the majority of the total value of the underlying contract, as in the case of the 19C BARDA Contract.

The funding of government programs, which fund BARDA's purchases under the 19C BARDA Contract, is subject to Congressional appropriations, generally made on a fiscal year basis even though a program may continue for several years. Our government customers are subject to political considerations and budgetary constraints, which result in uncertainties as to continued funding of their ongoing programs, including SIGA's contracts.

As of December 31, 2023, most of the remaining contract value of the 19C BARDA Contract is tied to options exercisable in the sole discretion of BARDA. There is no guarantee that any of the remaining options will be exercised, or if they are exercised when such exercise of options will occur. If some of these options are not exercised, because levels of government expenditures and authorizations for biodefense decrease or shift to other programs, or for any other reason, our business, financial condition, results of operations and prospects may suffer materially.

Government procurement contracts are mostly set at fixed prices determined at inception of the contract based on estimates of the time, resources and expenses required to perform these contracts. If our estimates are not accurate, we may not be able to earn an adequate return or may incur a loss under these arrangements.

Remaining unexercised options under current government procurement contracts, including the 19C BARDA Contract, are predominately fixed-price. We expect that our future contracts with the U.S. Government and foreign governments for TPOXX®, as well as contracts for other biodefense product candidates, would also be predominantly fixed-price arrangements with potential moderate annual increases. Under a fixed-price contract, we are required to deliver our products at a fixed price determined at the inception of the contract regardless of the actual costs we incur, and to absorb any costs incurred in satisfaction of our obligations. Our failure to anticipate significant technical problems, estimate costs accurately or control costs during performance of a fixed-price contract could reduce the profitability of such contract, or if severe, cause a loss, which could in turn negatively affect our operating results.

We expect a substantial percentage of our future operating revenues to come from contracts with BARDA for the provision and maintenance of the U.S. Government's stockpile of TPOXX®. If BARDA does not enter into additional contracts after the 19C BARDA Contract to maintain or expand the stockpile of TPOXX®, our long-term business, financial condition and operating results could be materially harmed.

The success of our business and our operating results for the foreseeable future will be substantially dependent on the U.S. Government's commitment to maintaining or expanding its stockpile of TPOXX®. Failure to secure and perform additional U.S. Government contracts after the 19C BARDA Contract to substantially maintain or expand the U.S. Government stockpile of TPOXX® could have a material adverse effect on our long-term business, financial condition, results of operations and prospects. Additionally, the 19C BARDA Contract does not necessarily increase the likelihood that we will secure future comparable contracts with the U.S. Government.

Laws and regulations affecting government contracts and grants might make it more costly and difficult for us to successfully conduct our business.

Our business with the U.S. Government, international governments, and any future business with state and local governmental agencies are subject to specific procurement regulations and a variety of other legal and compliance obligations. These laws and rules include those related to procurement integrity, rates and pricing of services and goods to be reimbursed by the U.S. Government, export control, government security regulations, employment practices, protection of the environment, accuracy of records and the recording and reporting of costs, and foreign corrupt practices. Among the most significant government contracting regulations that affect our business are:

- the Federal Acquisition Regulation and other agency-specific regulations supplemental to the Federal Acquisition Regulation, which comprehensively regulate the procurement, formation, administration and performance of U.S. government contracts;

- the business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and the Foreign Corrupt Practices Act ("FCPA"); and

- export and import control laws and regulations, including laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Compliance with these obligations increases our performance and compliance costs. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time and could result in significant civil or criminal penalties. The termination of a government contract as a result of our failure to satisfy any of these obligations would have a material negative impact on our operations and harm our reputation and ability to procure other government contracts or grants in the future.

Unfavorable provisions in government contracts and grants, some of which may be customary, may harm our future business, financial condition and potential operating results.

Government contracts and grants customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, including (but not limited to) provisions that allow the government to:

- terminate existing contracts or grants, in whole or in part, for any reason or no reason;

- unilaterally reduce or modify grants, contracts or subcontracts, including through the use of equitable price adjustments;

- cancel multi-year contracts or grants and related orders if funds for performance for any subsequent year become unavailable;

- decline to exercise an option to renew, or to exercise the maximum amount specified in, a contract or grant;

- claim rights to products or assets, including intellectual property, developed under a contract or grant;

- take actions that result in a longer development timeline or higher costs than expected;

- suspend or debar a contractor from doing business with the government or a specific government agency due to regulatory or compliance failures;

- pursue criminal or civil remedies under the False Claims Act and the False Statements Accountability Act; and

- control or prohibit the export of products.

Generally, government contracts contain provisions permitting unilateral termination or modification, in whole or in part, at the government's convenience. Under general principles of government contracting law, if the government terminates a contract or grant for convenience, the terminated company may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract or grant for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. Our government contracts and grants could be terminated under these circumstances.

A U.S. Government shutdown could negatively impact our business and liquidity.

Each year, the U.S. Congress must pass all spending bills in the federal budget. If any such spending bill is not timely passed, a government shutdown may close many federally run operations, and halt work for federal employees unless they are considered essential or such work is separately funded by a continuing resolution or by industry. If a government shutdown were to occur, we could experience a delay in contract funding decisions by the government. Additionally, we could be materially harmed by any prolonged government shutdown.

Our business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies, such as the Defense Contract Audit Agency (the "DCAA"), routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts and grants, cost structure, and compliance with applicable laws, regulations and standards.

The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any cost found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, a contractor may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, debarment or prohibition from doing business with the U.S. Government. Such actions would also negatively affect our reputation.

Risks Related to Regulatory Approvals

If we are not able to obtain regulatory approvals for certain additional indications of TPOXX® from the FDA, we may not be able to realize the full benefits of any U.S. Government contracts or may not be able to commercialize such indications other than through existing sales to the U.S. Government, and our ability to generate future revenue could be materially impaired.

The development and full commercialization of additional indications of TPOXX® in the U.S., such as the indication of use for post-exposure prophylaxis or treatment of mpox, including the testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries and jurisdictions. We could fail to achieve FDA or other regulatory approval of certain indications of TPOXX®, or there could be delays in such approval of TPOXX®, or the approved labeling for such indications of TPOXX® may differ from expectations. Failure to obtain regulatory approval of certain indications for TPOXX® may prevent us from fully commercializing TPOXX® in the United States for the mpox indication or may prevent us from getting procurement orders from the U.S. Government for the post-exposure prophylaxis indication and may impact other regulatory authorities' future review of other indications of TPOXX®, which in turn, could adversely impact commercializing TPOXX® in other countries, and such delays or required alterations to regulatory applications could also have a material adverse effect on future revenue opportunities for the Company.

Failure to obtain future regulatory approval in additional international jurisdictions could prevent us from marketing our products in certain jurisdictions abroad.

To market our products in certain additional foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing and differing manufacturing or labeling requirements. Complying with such requirements may take additional time prior to approval and delay commercial activities in those jurisdictions.

The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval for expanded indications or new formulations of TPOXX®. We may not obtain additional foreign regulatory approvals on a timely basis, if at all. Regulatory approval by the FDA, which we obtained for oral TPOXX®, or by a foreign regulatory authority such as Health Canada and the European Medicines Agency, which we obtained for oral TPOXX®, does not ensure approval by future additional regulatory authorities in other foreign countries or jurisdictions or by the FDA for expanded indications or new formulations. In addition, failure to obtain approval in one jurisdiction may impact our ability to obtain approvals elsewhere. We may not be able to file for or receive necessary regulatory approvals to commercialize our products in additional new markets, in which case, our target market may be reduced and our ability to realize the full market potential of our product candidates may be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to Commercial and International Activities

We cannot predict whether or when we will be permitted to commercialize TPOXX® in the U.S. other than the oral and intravenous formulations for smallpox treatment.

We have received FDA approval for the oral and intravenous formulations of TPOXX® in the U.S., not the liquid suspension/pediatric formulation, or any other indication beyond treatment for smallpox, for TPOXX®. Because pharmaceutical manufacturers are only permitted to commercialize indications and formulations that have received FDA approval (or in other jurisdictions according to their applicable regulatory and legal frameworks), any regulatory or legal setbacks as described above could have an adverse impact on the Company's ability to sell other formulations or for other uses of TPOXX® pending such approvals.

Changing political or social factors and opposition, such as protests and potential related litigation, may delay or impair our ability to market TPOXX® and any other biodefense product candidates and may require us to spend time and money to address these issues.

Products developed to treat diseases caused by or to combat the threat of bioterrorism or biowarfare are subject to changing political and social environments. The political and social responses to bioterrorism and biowarfare have been unpredictable and much debated. Changes in the perception of the risk that military personnel or civilians could be exposed to biological agents as weapons of bioterrorism or biowarfare may delay or cause resistance to bringing investigational products to market or limit pricing or purchases of approved products, any of which could materially harm our business.

Lawsuits, protests or other negative publicity may adversely affect the degree of market acceptance of, and thereby limit the demand for, TPOXX® and our biodefense product candidates. In such event, our ability to market and sell such products may be hindered, the commercial success of TPOXX® and other products we develop may be harmed and we may need to expend time, attention and resources addressing such legal or publicity issues, thereby reducing our revenues and having a material adverse impact on us.

Our ability to grow our business partly depends on our ability to achieve recurring sales of TPOXX® to customers other than the U.S. Government, which may expose us to risks associated with conducting business in international markets.

An element of our business strategy is to sell TPOXX® internationally to foreign governments on a recurring basis. These non-U.S. Government customers include foreign governments, as well as state and local governments, non-governmental organizations focused on global health like the World Health Organization, health care institutions like hospitals (domestic and foreign) and certain large business organizations interested in protecting their employees against global threats and protecting first responders in cases of emergencies.

If we fail to obtain recurring sales of TPOXX® to customers other than the U.S. Government, our business and opportunities for growth could be limited.

In addition, the expansion of our international presence may increase certain risks, which include:

• foreign governments imposing withholding or other taxes on remittances and other payments to us or the amount of any such taxes may increase;

• potential difficulties enforcing agreements, making product deliveries, satisfying product and process requirements of non-U.S. jurisdictions, collecting receivables and protecting our intellectual property and other assets;

• regional safety and security considerations;

• increased costs and risks relating to exportation, shipping and transportation of the Company's products; and

• increased management and infrastructure costs.

See the risk factor below titled "*The Company is subject to complex and changing laws and regulations worldwide, which exposes the Company to potential liability, increased cost, and other adverse effects on the Company's business*" for more discussion of this risk. We cannot predict the ultimate impact such events might have on the Company's business, financial condition and results of operations.

Our current international revenues depend heavily on the success of the efforts of Meridian pursuant to an International Promotion Agreement.

Pursuant to the International Promotion Agreement described under "Business," we granted a third party, Meridian Medical Technologies ("Meridian") exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in all geographic regions except for the United States (the "Territory"), and Meridian agreed not to commercialize any competing product, as defined in the International Promotion Agreement, in the specified field of use in the Territory. As long as the International Promotion Agreement is in force, our future international revenues will likely depend heavily on the success of the efforts of Meridian pursuant to the International Promotion Agreement, which may not be successful. If we do not renew the International Promotion Agreement, our ability to maintain existing international customer relationships and contracts as well as generate future international relationships and contracts will depend on our ability to identify, hire and train qualified personnel.

The Company is reliant on Meridian to collect payments from international customers, and to remit the Company's share of such payment to the Company.

Under the terms of the International Promotion Agreement, Meridian is responsible for collecting payments from customers and remitting such payments to us on a quarterly basis. As a result, we rely on Meridian's ability to collect and remit payment to us in a timely manner. Meridian could fail to perform such obligations adequately, cease operations abruptly or become insolvent, or our relationships with Meridian may otherwise change adversely. Any of the foregoing could adversely impact our business, financial condition and operating results as a result.

If we are unable to expand our internal sales and marketing capabilities or enter into agreements with third parties with expertise in sales and marketing, we may be unable to expand our sales of TPOXX® or other product candidates in the U.S., including to U.S. customers other than the U.S. Government.

In the United States market, we have retained all sales and marketing rights with respect to oral TPOXX®. In this market, we currently employ a small, targeted group to support development and business activities related to TPOXX®. We plan to continue our current approach for sales to the U.S. Government of any other biodefense product candidates that we may successfully develop. This approach may prove insufficient to adequately support our development and business activities in the United States.

In order to expand our sales of TPOXX® or other product candidates in the U.S., including to U.S. customers other than the U.S. Government, we may need to enhance our own sales and marketing capabilities, and/or enter into collaborations with third parties able to perform these services or outsource these functions to third parties. There is no assurance that we will be able to do so successfully, and even if we are able to do so that it will have a significant impact on our growth or profitability.

Although TPOXX® is currently stockpiled by certain governments and not sold commercially, in the future we may be required to perform additional clinical trials or change the labeling of TPOXX® if we or others identify side effects after we are on the market, which could harm future sales of such product.

If we or others identify side effects of any approved product, or if manufacturing problems occur:

• regulatory approval may be withdrawn;

• reformulation of our products, additional clinical trials or other testing or changes in labeling of our products may be required;

• changes to or re-approvals of manufacturing facilities used by SIGA may be required;

- sales of the affected products may drop significantly;

- our reputation in the marketplace may suffer; and

- lawsuits, including class action suits, may be brought against us.

Any of the above occurrences could harm or prevent future sales of the affected product or could increase the costs and expenses of commercializing and marketing these products, which could adversely affect our business, financial condition and results of operations.

If we sell TPOXX® to non-government customers and are able to charge such customers higher prices than we charge to the U.S. Government, healthcare reform and controls on healthcare spending in the U.S. may nonetheless limit the prices we charge for our products and the amounts that we can sell.

There have been a number of legislative and regulatory proposals in the United States to change the health care system in ways that could affect our pricing of TPOXX® to non-government customers. One significant example of recent legislative action is the Inflation Reduction Act of 2022 (the "IRA"), which was signed into law on August 16, 2022. The IRA, as written, among other changes, gives HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA also requires manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e., when drug prices increase and outpace the rate of inflation). Implementation of the IRA's drug price negotiation provisions began in 2023, and will continue to be implemented over the next several years. Multiple pharmaceutical manufacturers have challenged the law in court, largely on constitutional grounds. These suits will continue through 2024 and the ultimate effects of such legal challenges are unclear. At this time, we continue to evaluate the effect of the IRA on our business operations and financial condition and results as the full impact of the IRA remains uncertain. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "Healthcare Reform Act"), substantially changed the way healthcare is financed by both governmental and private insurers and had a substantial effect on the pharmaceutical industry. The Healthcare Reform Act contains a number of provisions, including those governing enrollment in federal healthcare programs like Medicare, reimbursement changes and rules protecting against fraud and abuse, that affect existing healthcare programs. If we are able to charge higher prices to non-government customers than we charge to the U.S. Government, healthcare reform and controls on healthcare spending in the U.S. may nonetheless limit the price we charge for our products and the amounts that we can sell. For example, some of our revenue may be derived from governmental healthcare programs, including Medicare. Furthermore, beginning in 2011, the Healthcare Reform Act imposed a non-deductible excise tax on pharmaceutical manufacturers or importers who sell "branded prescription drugs," which includes innovator drugs and biologics (excluding orphan drugs or generics) to U.S. Government programs. The Healthcare Reform Act and other healthcare reform measures that may be adopted in the future could have an adverse effect on our industry generally, as well as potential future sales and profitability of our current or future products.

The Company is subject to complex and changing laws and regulations worldwide, which exposes the Company to potential liability, increased cost, and other adverse effects on the Company's business.

Some laws and regulations governing our business, including the U.S. Foreign Corrupt Practices Act (FCPA) and many other global anti-corruption laws, may hold the Company liable for the actions of our third-party partners. Although the Company has implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance the Company's employees, contractors, third parties or agents will not violate such laws and regulations or the Company's policies and procedures.

Failure to comply with such laws and regulations could adversely affect the Company's business, reputation, financial condition, or ability to procure government contracts. Indeed, violations of the FCPA can result in significant civil and criminal penalties that can be levied on the Company and its executives. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. Government until the pending claims are resolved and conviction under the FCPA can result in long-term disqualification as a government contractor. The SEC may also suspend or bar issuers from trading securities on U.S. stock exchanges for violations of the FCPA.

We have incurred in the past, and could incur net losses in the future, including if options are not exercised under the 19C BARDA Contract.

While we believe our current cash position is strong, our ability to continue to fund future operations will be substantially impacted by cash flows from the 19C BARDA Contract or any new procurement contract with the U.S. Government, which may not be sufficient if the U.S. Government elects, in its sole discretion, not to exercise or to significantly delay exercise of some or all of the remaining options under the 19C BARDA Contract or any new procurement contracts. If cash flows from a U.S. Government procurement contract are significantly different from expectations, or if operating expenses or other expenses meaningfully exceed our expectations or cannot be adjusted accordingly, then our business, financial condition, results of operations and prospects could be materially adversely affected.

Risks Related to Manufacturing, Storage and Our Dependence on Third Parties

If third parties on whom we rely for manufacturing and raw materials of TPOXX®, and managing our inventory, do not perform as contractually required or as we expect, we may not be able to successfully satisfy our obligations under any contracts, including the 19C BARDA Contract, and our business would suffer.

We currently rely on third-party manufacturers and service providers to provide raw materials and manufacture, package, test and ship TPOXX®. Under the 19C BARDA Contract, we are responsible for the performance of these third-party contractors, and our contracts with these third parties give us certain supervisory and quality control rights, but we do not exercise day-to-day control over their activities.

If a third-party provider fails to comply with applicable laws and regulations, fails to meet expected deadlines, fails to conduct trials in accordance with regulatory requirements or our stated protocols, experiences shortages or delays, or otherwise does not carry out its contractual duties to us, or encounters physical damage or natural disaster or disruptions at its facilities, our ability to meet our obligations under any contract including the 19C BARDA Contract or to develop, obtain approval of and commercialization of other indications of TPOXX® or other drug candidates, could be significantly impaired or delayed. We do not currently have the internal capacity to perform these important functions, and we may not be able to maintain commercial arrangements for these services on reasonable terms.

If third parties on whom we rely for packaging and delivery of our products, are unable to meet the target timing for deliveries to our customers, product revenue recognition may be delayed and our business could suffer.

Additionally, we rely on third-party providers for storing, packaging and delivering certain of our products, including a portion of the stockpile of IV TPOXX® under the 19C BARDA Contract, thereby entrusting such vendor or vendors with the care and handling of a substantial portion of IV TPOXX® inventory. Relying on third parties for storage, packaging and delivery of our products exposes us to risks, including reduced control over timing for delivery and quality assurance. If these third parties experience delays, capacity constraints, quality control problems or other disruptions to their operations, including due to supply chain shortages, natural disasters, health emergencies, pandemics, epidemics, civil unrest, labor disputes, cyber events, trade disputes, international conflicts or global hostilities, our ability to ship products to our customers could be impaired and we may fail to meet our requirements for timely delivery. Failure to meet our scheduled product deliveries to our customers could cause the loss of sales, delayed revenue recognition or an increase in our costs, which could adversely affect our business, financial condition and results of operations.

If third parties do not manufacture our drug candidates or products in sufficient quantities and at an acceptable cost or in compliance with regulatory or contractual requirements and specifications, the fulfillment of contractual requirements under the 19C BARDA Contract, or any other procurement contract, or the development of our drug candidates could be delayed, prevented or impaired.

If our contract manufacturers are unable to generate enough materials to meet commercial obligations or satisfy clinical needs, the success of drug products may be jeopardized. Our current and anticipated future dependence upon others for the manufacture of our drug candidates may adversely affect our ability to develop drug candidates and perform on commercial contracts on a timely and competitive basis. If our third-party manufacturers' production processes malfunction or contaminate our drug supplies during manufacturing, we may incur significant inventory loss that may not be covered by our contractual provisions or insurance policies.

We currently rely on third parties to demonstrate regulatory compliance, for regulatory and science support and for quality assurance with respect to the drug candidates manufactured for us. We intend to continue to rely on these third parties for these purposes with respect to production of commercial supplies of drugs that we successfully develop. Manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with applicable laws and regulations.

We cannot be certain that our present or future manufacturers will be able to comply with these regulations and other FDA regulatory requirements or similar regulatory requirements outside the U.S. Our government contracts and grants call for compliance with all applicable legal and regulatory requirements, however, we do not control third-party manufacturers and their methods for ensuring adherence to regulatory and legal standards. If we or these third parties fail to comply with applicable regulations, sanctions could be imposed on us which could significantly delay and adversely affect supplies of our drug candidates.

Problems related to large-scale commercial manufacturing could cause an increase in costs or shortages of products or a delay in product launches.

Manufacturing API and finished drug products, especially in large quantities, is complex. Our products require several manufacturing steps at multiple facilities, and may involve complex techniques to assure quality and sufficient quantity, especially as the manufacturing scale increases. Our products must be made consistently and in compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage, shipping, quality control and testing, some of which all pharmaceutical companies, including SIGA, experience from time to time, may result in lot failures, delay in the release of lots, product recalls or spoilage. Success rates can vary dramatically at different stages of the manufacturing process, which can lower yields and increase costs. We may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and/or cause us to fail to satisfy contractual commitments, lead to delays in our clinical trials or result in litigation or regulatory action. Such actions would hinder our ability to meet contractual obligations and could cause material adverse consequences for our business.

Risks Related to Product Development

Growth of our business may be impacted significantly by our success in completing development and commercialization of drug candidates, new formulations or additional indications for TPOXX®. If we are unable to commercialize new drug candidates, new formulations, or additional indications, or experience significant delays in doing so, our business may be materially harmed.

We have invested a substantial amount of our efforts and financial resources in the development of our drug candidates. Our ability to generate near-term cash flows is primarily dependent on the success of our smallpox antiviral drug TPOXX®, which has been approved by the FDA in oral and intravenous forms and by select international regulatory agencies in the oral form. The commercial success of our current and future drug candidates, new formulations or additional indications for TPOXX®, will depend on many factors, including:

- successful development, formulation and cGMP scale-up of drug manufacturing that meets FDA requirements;

- successful development of animal models;

- successful completion of non-clinical development, including studies in approved animal models;

- our ability to pay the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

- successful completion of clinical trials;

- receipt of marketing approvals, including the impact of marketing restrictions or required post-approval clinical studies, from the FDA for liquid suspension/pediatric formulations of TPOXX® and similar foreign regulatory authorities;

- establishing arrangements on reasonable terms with suppliers and contract manufacturers;

- manufacturing stable commercial supplies of drug candidates, including availability of raw materials;

- launching commercial sales of the product, whether alone or in collaboration with others; and

- acceptance of the product by potential government customers, public health experts, physicians, patients, healthcare payors and others in the medical community.

We may rely on FDA regulations known as the "Animal Rule" to obtain approval for most of our biodefense drug candidates. The Animal Rule permits the use of animal efficacy studies together with human clinical safety trials to support an application for marketing approval. These regulations are relied upon only occasionally. It is possible that results from these animal efficacy studies may not be predictive of the actual efficacy of our drug candidates in humans. If we are not successful in completing the development and commercialization of our drug candidates, whether due to our efforts or due to concerns raised by our governmental regulators or customers, our business could be materially adversely affected.

We may not be able to fully commercialize the liquid suspension/pediatric formulation of TPOXX®, or other additional indications for TPOXX®, if our clinical trials do not demonstrate adequate safety or our animal studies do not demonstrate adequate efficacy.

Before obtaining regulatory approval for the sale of our drug candidates, extensive development is required. The goal of development is to use clinical studies to demonstrate the safety of our drug candidates and animal trials to demonstrate the efficacy of our drug candidates. Clinical trials and animal studies, and related work, are resource-intensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials or animal efficacy studies will be successful, and interim results of a clinical trial or animal efficacy study do not necessarily predict final results.

A failure of one or more of our clinical trials or animal efficacy studies can occur at any stage of development. We may experience numerous unforeseen events during, or as a result of, pre-clinical testing and the clinical trial or animal efficacy study process that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including:

- regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- we may decide, or regulators may require us, to conduct additional pre-clinical testing or clinical trials, or we may abandon projects that we expect to be promising, if our pre-clinical tests, clinical trials or animal efficacy studies produce negative or inconclusive results;

- we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

- regulators or institutional review boards may require that we hold, suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements;

- the resources required to manage and oversee our clinical trials could escalate and become cost prohibitive;

- our governmental regulators may impose requirements on clinical trials, pre-clinical trials or animal efficacy studies that we cannot meet or that may prohibit or limit our ability to perform or complete the necessary testing in order to obtain regulatory approval;

- any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

- we may not be successful in recruiting a sufficient number of qualifying subjects for our clinical trials;

- the effects of our drug candidates may not be the desired effects or may include undesirable side effects or the drug candidates may have other unexpected characteristics; or

- the required resources, regulations, or challenges associated with animal studies may increase and make our studies more difficult.

Liquid Suspension/Pediatric TPOXX® formulations are currently in product development and there can be no assurance of successful development or ultimate commercialization.

The fact that the FDA has approved the oral and IV formulations of TPOXX® does not guarantee that our approach to drug development will be effective or will result in the successful commercialization of the liquid suspension/pediatric formulation of TPOXX®, any new indication such as post-exposure prophylaxis, of TPOXX® or any other drug. We cannot predict with certainty whether any other drug candidate or expanded indication resulting from our research and development efforts will be approved by the FDA.

All of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that our drug candidates will not or cannot:

- be shown to be safe, non-toxic and effective;

- otherwise meet applicable regulatory standards;

- receive the necessary regulatory approvals;

- develop into commercially viable drugs;

- be manufactured or produced economically and on a large scale;

- be successfully marketed;

- be paid for by governmental procurers or be reimbursed by governmental or private insurers; or

- achieve customer acceptance.

In addition, third parties may seek to preclude us from marketing our drugs through enforcement of their proprietary or intellectual property rights that we are not aware of, or third parties may succeed in marketing equivalent or superior drug products that do not infringe our intellectual property. Our failure to develop safe, commercially viable future drug candidates or obtain approval for expanded indications and formulations of TPOXX® could have a material adverse effect on our ability to grow our business, and impair our financial condition and operations.

Risks Related to Our Intellectual Property

Our ability to compete may decrease if we do not adequately protect our intellectual property rights.

Our commercial success will depend in part on our ability to obtain and maintain regulatory exclusivity, patent and other intellectual property protection for our proprietary technologies, drug targets and potential products and to preserve our trade secrets and trademark rights. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining regulatory, patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents worldwide has emerged to date. Accordingly, we cannot definitively predict the type and breadth of claims allowed in patents covering our products.

SIGA exclusively owns its key patent portfolios, which relate to its leading drug product, TPOXX® (also known as ST-246, tecovirimat). As of January 17, 2024, the TPOXX® patent portfolio has seven patent families consisting of 30 U.S. utility patents, 109 issued foreign patents, two U.S. utility patent applications, and 16 foreign patent applications. With FDA regulatory approval of oral TPOXX® in July 2018, we were awarded seven years of regulatory exclusivity by the U.S. Patent and Trademark Office based on orphan drug designation for the product. Such protection is separate from, and in addition to, our patent and other intellectual property rights and provides for exclusivity to July 2025

We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we require our employees, consultants and some collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements may not provide meaningful protection for our trade secrets, confidential information or inventions in the event of unauthorized use or disclosure of such information, and adequate remedies may not exist in the event of such unauthorized use or disclosure.

If our technologies are alleged or found to infringe the patents or proprietary rights of others, we may be sued, we may have to pay damages or be barred from pursuing a technology, or we may have to license those rights from and pay royalties to others on unfavorable terms. If we are sued, even if we prevail, such litigation may be costly.

Our commercial success will depend significantly on our ability to operate without infringing the patents or proprietary rights of third parties. Our technologies, or the technologies of third parties on which we may depend, may infringe the patents or proprietary rights of others. If there is an adverse outcome in any dispute concerning rights to these technologies, then we could be subject to significant liability, required to license disputed rights from or to other parties and/or required to cease using a technology necessary to carry out our research, development and commercialization activities. We do not currently license any patent rights from third parties relative to TPOXX®.

If our patents are challenged and found to be invalid or unenforceable, the value of our products could be harmed, and we could be subject to competition earlier than we anticipated.

The costs to establish or defend against claims of infringement or interference with patents or other proprietary rights can be expensive, distracting and time-consuming, even if the outcome is favorable. An outcome of any patent or proprietary rights administrative proceeding or litigation that is unfavorable to us may cause us to incur significant costs, and have a material adverse effect on us. Additionally, we may not prevail in any such action and such litigation often takes years to resolve creating business uncertainty if we are not able to resolve it quickly.

Furthermore, like many biopharmaceutical companies, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. It is possible that we and/or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

Risks Related to Our Common Stock

Concentration of ownership of our capital stock could delay or prevent a change of control.

Our directors, executive officers and beneficial owners of more than 5% of our common stock ("principal stockholders") beneficially own a significant percentage of our common stock. As a result, these stockholders, if acting together, have the ability to influence the outcome of corporate actions requiring stockholder approval. Additionally, this concentration of ownership may have the effect of delaying or preventing a change of control of SIGA. As of February 15, 2024, directors, executive officers and principal stockholders (excluding institutional and retail investors) beneficially owned approximately 35% of our outstanding common stock. In addition to owning common stock of the Company, directors and certain executive officers have the right to acquire additional stock through the exercise or conversion of certain securities.

A future issuance of preferred stock may adversely affect the rights of the holders of our common stock.

Our certificate of incorporation allows our Board of Directors (the "Board") to issue up to 20,000,000 shares of preferred stock and to fix the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of these shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control.

General Risk Factors

Global infectious disease outbreaks, such as the COVID-19 pandemic, or climate-related matters could negatively impact the global economy on a broad scale and our business in particular.

The COVID-19 pandemic caused significant societal and economic disruption. The direct and indirect impacts of the pandemic were significant and broad-based, including supply chain disruptions and labor shortages that started during the pandemic and continue to represent business and financial risks. As such, the Company is continually coordinating with service providers and vendors, in particular Contract Manufacturing Organizations that constitute our supply chain, with respect to risks and mitigating actions.

While the Company has not identified or been notified by government customers of impediments to the continued full performance of their government contracts in connection with the COVID-19 pandemic, future global infectious disease outbreaks or climate-related matters could have material adverse impact on the financial condition of the Company and its long-term operating performance.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, materially change the risk profile of the Company and/or adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing businesses. In addition, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or consummating any such agreement. Even if we do consummate an acquisition, in connection therewith we may be required to issue equity (thereby diluting our current stockholders) or debt, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition, or the acquired business could otherwise fail to meet our expectations, which, in each case, could have a material adverse effect on our business projections, financial condition, results of operations and prospects.

The health security markets in which we compete and will compete are highly competitive.

The health security industry is characterized by rapid and significant technological change. Our success will depend on our ability to develop and apply our technologies in the design and development of our product candidates and to establish and maintain a market for our product candidates. In addition, there are many companies, both public and private, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions engaged in developing pharmaceutical, health security and biotechnology products. Many of these companies have substantially greater financial, technical, research and development resources, and human resources than us. Competitors may develop products or other technologies that are more effective than any that are being developed by us or may obtain FDA approval for products more rapidly than us. If we commence commercial sales of products, we still must compete in the manufacturing and marketing of such products, areas in which it is very difficult to succeed and in which we have limited experience and in which we are partially dependent on third parties. Many potential competitors have manufacturing facilities and established marketing capabilities that may enable such companies to market competing products through existing channels of distribution which could provide a substantial advantage.

Product liability lawsuits could cause us to incur liabilities, which could be substantial, and require us to limit commercialization of any products that we may develop.

Like all pharmaceutical companies, we face an inherent business risk related to the sale of TPOXX® and any other products that we successfully develop and the testing of our product candidates in clinical trials. TPOXX® is currently identified as a covered countermeasure under the PREP Act declaration issued in October 2008, as amended, which provides us with substantial immunity with respect to the manufacture, administration or use of TPOXX®. Under our BARDA Contract, the U.S. Government should indemnify us against claims by third parties for death, personal injury and other damages related to TPOXX®, including reasonable litigation and settlement costs, to the extent that the claim or loss results from specified risks not covered by insurance or caused by our grossly negligent or criminal behavior. The collection process under the PREP Act can be lengthy and complicated, and there is no guarantee that we would be able to recover these amounts from the U.S. Government.

If we cannot successfully defend ourselves against future claims that our product or product candidates caused injuries and we are not entitled to or able to obtain indemnity by the U.S. Government with respect to such claims, or if the U.S. Government does not honor its indemnification obligations, we may incur liabilities, which could be substantial. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for any product candidate or product that we may develop; withdrawal of a product from the market; costs and management time and focus to defend the related litigation; substantial monetary awards to trial participants or patients; loss of revenue; harm to our reputation; the inability to commercialize any products that we may develop. Additionally, a successful product liability claim or series of claims brought against us could cause our stock price to fall, could decrease our financial resources and materially exhaust our existing insurance or limit our ability to obtain insurance going forward, all of which would materially adversely affect our business and financial position.

We currently have product liability insurance with coverage up to a $10 million annual aggregate limit and a $10 million per occurrence limit. Product liability insurance is difficult to obtain and increasingly expensive. Should we face claims, we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to maintain or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Our activities may involve hazardous materials, use of which may subject us to environmental regulatory liabilities.

Our biopharmaceutical research and development sometimes may involve the use of hazardous and radioactive materials and generation of biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products, and may have to incur significant costs to comply with current or future environmental laws and regulations. Although we believe that our CMOs' safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources. We use through third parties, for example, small amounts of radioactive isotopes commonly used in pharmaceutical research, which are stored, used and disposed of in accordance with Nuclear Regulatory Commission regulations. Our general liability policy provides coverage up to annual aggregate limits of $2 million and coverage of $1 million per occurrence.

The loss of key personnel or our ability to recruit or retain qualified personnel could adversely affect our results of operations.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team, including our Chief Executive Officer, Chief Scientific Officer and other key executives. Our success is dependent upon our personnel and our ability to recruit, retain and train high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any members of our key management team could have a material adverse effect on our business. The COVID-19 pandemic increased employment changes in many industries, including ours. We cannot predict with certainty how, if at all, this may impact SIGA.

On January 17, 2023, we announced that Phillip Gomez had provided notice of his intention to retire as our Chief Executive Officer and a member of our Board in 2023. On January 26, 2024, Dr. Gomez retired from the Company and on January 27, 2024, Dr. Diem Nguyen commenced her term as Chief Executive Officer. As a general matter, the transition could result in uncertainty or disruption to our business, which could adversely impact our business and results of operations.

Our business and operations would suffer in the event of a significant computer system failure, cyber-attack or deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, we are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, phishing attacks, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and been targeted at pharmaceutical companies in particular. Also, increasing use of artificial intelligence may increase the risk of cyber attacks. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Also, our processing of sensitive information may subject us to data privacy and security obligations, and confidential patient and other personal or sensitive information may be compromised in a cyber-attack or cyber-intrusion. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws and other similar laws (e.g., wiretapping laws). For example, the Health Insurance Portability and Accountability Act of 1996 imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data and imprisonment of Company officials.

To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be delayed.

We may need additional funding, which may not be available to us, and which may force us to delay, reduce or limit proposed acquisitions or strategic investments or any of our non-government funded product development programs or commercial efforts.

Although we believe our current cash position is strong, we may require additional financing and, while we have raised funds through credit facilities and the issuance of new equity or the exercise of options or warrants in the past, there is no guarantee that we will continue to be successful in raising such funds should we need to seek to do so. If we are unable to raise additional funds, we could be forced to discontinue, cease or limit certain strategic transactions or operations and equity investors could experience significant or total losses of their investments. Our cash flows may fall short of our projections or be delayed, or our expenses may increase, including as a result of inflation or interest rate increases, which could result in our capital being consumed significantly faster than anticipated. If we are able to obtain additional financing through the sale of equity or convertible debt securities, such sales may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us. Debt financing arrangements, if available, may require us to pledge certain assets or enter into covenants that could restrict our business activities or our ability to incur further indebtedness and may be at interest rates and contain other terms that are not favorable to our stockholders.

The cash and cash equivalents that we use to meet our cash needs, including working capital and operating expenses, are held in deposit or investment accounts at four financial institutions. If one or multiple financial institutions fail, our deposit or investment accounts could be adversely affected due to the loss of or delay in obtaining access to all or a portion of our uninsured funds.

The cash and cash equivalents that we use to meet our cash needs, including working capital and operating expenses, are held in deposit or investment accounts at four financial institutions. The balance held in these accounts regularly exceeds the Federal Deposit Insurance Corporation ("FDIC"), standard deposit insurance limit or similar government guarantee schemes, or in the case of investment accounts, is not insured. If one or multiple financial institutions in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We regularly assess risks from cybersecurity threats; monitor our information systems for potential vulnerabilities; and test those systems pursuant to our information technology policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to help identify, escalate, investigate, resolve, and recover from security incidents in a timely manner. The Company's Chief Information Officer is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Board. Our Chief Information Officer has over a decade of experience leading cybersecurity oversight, and others on our IT security team have cybersecurity experience or certifications. We view cybersecurity as a shared responsibility, and we periodically perform simulations and tabletop exercises at a management level and engage external resources and advisors as needed. All employees are required to complete cybersecurity trainings each month through online trainings and simulations.

We collaborate with third parties to assess the effectiveness of our cybersecurity prevention and response systems and processes. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity risks, as well as to support associated mitigation plans when necessary. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities, including those that perform cybersecurity services.

Cybersecurity threats, including those resulting from any previous cybersecurity incidents, have not materially affected our Company, including our business strategy, results of operations, or financial condition. We do not believe that cybersecurity threats resulting from any previous cybersecurity incidents of which we are aware are reasonably likely to materially affect our Company. For more information about the cybersecurity risks we face, see the risk factor entitled "Our business and operations would suffer in the event of a significant computer system failure, cyber-attack or deficiency in our cyber-security" in Item 1A- Risk Factors.

Governance

The full Board receives updates periodically or as needed during the year from the Company's Chief Information Officer and actively participates in discussions with management and amongst themselves regarding cybersecurity risks. Updates delivered to the full Board typically include discussion of management's actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation. These updates also typically include a review of any recent enhancements to the Company's defenses and management's progress on its cybersecurity, as well as reports on key performance indicators, test results and related remediation, and recent threats and how the Company is managing those threats.

Item 2. Properties

Our headquarters are located in New York, NY, and our research and development facilities are located in Corvallis, Oregon. In May 2017, we entered into a new 10-year lease with a related party to let 3,200 square feet in New York, NY to serve as our corporate headquarters. For more information about the lease, see Note 13. Related Party Transactions, to the consolidated financial statements.

In Corvallis, we lease approximately 10,276 square feet. Until its expiration on December 31, 2017, this facility was leased under an amended lease agreement signed in January 2007, and most recently changed through an addendum in April 2015. On November 3, 2017 we entered into a new lease for the same space which was scheduled to expire in December 2019. In the second quarter of 2019, we exercised the first renewal option which was scheduled to expire in December 2021. In the second quarter of 2021, we exercised the second renewal option, which extended the lease expiration date to December 31, 2024.

Item 3. Legal Proceedings

From time to time, we may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although such claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of such current pending matters, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on The Nasdaq Global Market under the symbol "SIGA."

There were 40 holders of record as of February 15, 2024. We believe that the number of beneficial owners of our common stock is substantially greater than the number of record holders, because a large portion of common stock is held in broker "street names."

On May 4, 2023, the Board declared a special dividend of $0.45 per share on the common stock of the Company. The special dividend was paid on June 1, 2023 to shareholders of record at the close of business on May 16, 2023. On March 12, 2024, the Board declared a special dividend of $0.60 per share on the common stock of the Company, payable on April 11, 2024 to shareholders of record at the close of business on March 26, 2024. Any future payments of dividends on our common stock will be determined by our Board and will depend on our business conditions, financial results and other factors our Board deems relevant.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Dollar Value of Shares That May Yet Be Purchased Under the Programs
October 1, 2023 to October 31, 2023	-	$ -	-	$ 21,498,370
November 1, 2023 to November 30, 2023	-	-	-	21,498,370
December 1, 2023 to December 31, 2023	-	-	-	21,498,370
Total	-	$ -	-	

On August 5, 2021, the Company announced that the Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50 million of the Company's common stock through December 31, 2023. The Company started repurchasing shares under this program in the fourth quarter of 2021. The timing and actual number of shares repurchased under any authorization of this type depends on a variety of factors, including: the timing of exercise of procurement options under government contracts; alternative opportunities for strategic uses of cash; the stock price of the Company's common stock; market conditions; and other corporate liquidity requirements and priorities. On December 31, 2023, the remaining repurchase authorization for approximately $21 million expired.

Performance Graph

The following line graph compares the cumulative total stockholder return through December 31, 2023, assuming reinvestment of dividends, by an investor who invested $100 on December 31, 2018 in each of (i) our common stock; (ii) the Nasdaq Composite; and (iii) the Nasdaq Biotech Composite.

	2018		**2019**		**2020**		**2021**		**2022**		**2023**
SIGA Technologies, Inc.	$	100	$	60	$	92	$	95	$	99	$	81
NASDAQ Composite Index	$	100	$	135	$	194	$	236	$	158	$	226
NASDAQ Biotech Composite Index	$	100	$	124	$	156	$	155	$	138	$	144



Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item concerning securities authorized for issuance under equity compensation plans is set forth in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. Refer to Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (filed with the SEC on March 2, 2023) for additional discussion of our financial condition and results of operations for the year ended December 31, 2022, as well as our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking information that involves risks and uncertainties.

Overview

SIGA Technologies, Inc. ("SIGA" or the "Company") is a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat" in certain international markets), to the U.S. Government and international governments (including government affiliated entities). Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. Government.

TPOXX® is an oral formulation antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved oral TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

In connection with IV TPOXX®, SIGA announced on May 19, 2022 that the FDA approved this formulation for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has regulatory approval with the European Medicines Agency ("EMA"), Health Canada and the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom. The EMA and MHRA approved label indication covers the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. The Health Canada approved label indication covers the treatment of smallpox.

With respect to the regulatory approvals by the EMA, MHRA and Health Canada, oral tecovirimat represents the same formulation that was approved by the FDA in July 2018 under the brand name TPOXX®.

In connection with a potential FDA label expansion of oral TPOXX® for an indication covering smallpox post-exposure prophylaxis ("PEP"), the Company completed an immunogenicity trial and an expanded safety trial in early 2023. The nature and timing of a submission of a supplemental New Drug Application to the FDA ("Supplemental NDA") for a smallpox PEP indication for oral TPOXX® will be based on the results of the trials; the Company is currently targeting a Supplemental NDA filing in 2024.

In connection with the 2022 global response to an mpox outbreak, a series of observational and randomized, placebo-controlled clinical trials were initiated to assess the safety and efficacy of TPOXX® in participants with mpox. As of December 31, 2023, there were five randomized, placebo-controlled clinical trials enrolling patients, when available, in locations including the United States, United Kingdom, the Democratic Republic of Congo ("DRC"), South America and Europe. These randomized clinical trials are enrolling patients to collect data on the potential benefits of using TPOXX® as an antiviral treatment for active mpox disease.

The Company may be able to use data from the trials noted above, as well as from other trials, to potentially pursue an FDA label expansion of oral TPOXX® for an indication covering the treatment of mpox. The viability, and timing, of a potential FDA submission for an mpox indication will be impacted by a series of factors, including the magnitude and severity of future mpox cases, the location of future cases, enrollment in clinical trials, and results of randomized, placebo-controlled and observational clinical trials.

Recent Developments

- On January 27, 2024, Dr. Diem Nguyen commenced her employment as our new Chief Executive Officer and was appointed to the Board.

- During January and February of 2024, the Company delivered a total of approximately $7 million of oral TPOXX® to six countries in Europe pursuant to the $18 million firm commitment order announced in October 2023, as well as a total of approximately $15 million of oral TPOXX® to the U.S. Strategic National Stockpile.

- On March 12, 2024, the Board declared a special dividend of $0.60 per share on the common stock of the Company. The special dividend is payable on April 11, 2024 to shareholders of record at the close of business on March 26, 2024.

Procurement Contracts with the U.S. Government

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including: advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, and procurement activities. As of December 31, 2023, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $602.5 million of payments, of which approximately $51.7 million of payments are included within the base period of performance, approximately $407.1 million of payments are related to exercised options and up to approximately $143.7 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $51.7 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $32.0 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2023, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.3 million for the delivery of IV FDP to the Strategic Stockpile and $22.1 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP. The $3.2 million received for the completed manufacture of IV BDS had been recorded as deferred revenue as of December 31, 2021, but with the delivery of IV FDP to the Strategic Stockpile during 2022, $2.9 million was recognized as revenue. The remaining $0.3 million of deferred revenue will be recognized as IV FDP containing such IV BDS is delivered to and accepted by the Strategic Stockpile.

The options that have been exercised to date provide for payments up to approximately $407.1 million. There are exercised options for the following activities: payments up to $337.7 million for the manufacture and delivery of up to 1.1 million courses of oral TPOXX®; payments up to $51.2 million for the manufacture of courses of IV FDP, of which $20.4 million of payments relate to the manufacture of IV BDS to be used in the manufacture of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2023, the Company has cumulatively delivered $323.0 million of oral TPOXX® to the Strategic Stockpile, of which $97.9 million was delivered in the fourth quarter of 2023; has cumulatively received $20.5 million for the completed manufacture of IV BDS, of which $20.5 million has been recorded as deferred revenue as of December 31, 2023; and has been cumulatively reimbursed $7.9 million in connection with post-marketing activities for oral and IV TPOXX®. In the first two months of 2024 ended February 29, 2024, approximately $15 million of oral TPOXX® was delivered to the Strategic Stockpile.

Unexercised options specify potential payments up to approximately $143.7 million in total (if all such options are exercised), of which approximately $5.6 million relates to supportive activities that we currently do not expect to be required. There are options for the following activities: payments of up to $112.5 million for the delivery of oral TPOXX® to the Strategic Stockpile; and payments of up to $25.6 million for the manufacture of courses of IV FDP, of which up to $10.2 million of payments would be paid upon the manufacture of IV BDS to be used in the manufacture of IV FDP.

The options related to IV TPOXX® are divided into two primary manufacturing steps. There are options related to the manufacture of bulk drug substance ("IV BDS Options"), and there are corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA may choose to exercise any, all, or none of these options in its sole discretion. The 19C BARDA Contract includes: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA has the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised two of the three IV BDS options and two of the three IV FDP options. If BARDA decides to only exercise the remaining IV BDS Option, then the Company would receive payments up to $10.2 million; alternatively, if BARDA decides to exercise the remaining IV BDS Option and IV FDP Option, then the Company would receive payments up to $25.6 million. For each set of options relating to a specific group of courses (for instance, the IV BDS and IV FDP options that reference the same 32,000 courses), BARDA has the option to independently purchase IV BDS or IV FDP. The Company estimates that sales of the IV formulation under this contract (under current terms), assuming the remaining IV FDP Option was exercised, would have a gross margin (sales less cost of sales, as a percentage of sales) that is less than 40%.

Under the terms of this contract, exercise of procurement options is at the sole discretion of BARDA. The request for proposal that preceded the award of the 19C BARDA Contract indicated that the expected purpose of the contract was to maintain the level of smallpox antiviral preparedness in the Strategic Stockpile. Based on prior product delivery activity, and current FDA-approved shelf life of oral TPOXX®, the Company estimates that the remaining options under the 19C BARDA Contract for 363,000 courses of oral TPOXX® (value of $112.5 million) and 32,000 courses of IV FDP (value of $25.6 million) would need to be exercised in 2024 in order to approximately maintain historical stockpile levels of unexpired TPOXX® treatment in the Strategic Stockpile.

U.S. Department of Defense Procurement Contracts

On May 12, 2022, the Company announced a contract with the U.S. Department of Defense ("DoD") for the procurement of oral TPOXX® ("DoD Contract #1"). The DoD Contract #1 included a firm commitment for the DoD to procure approximately $3.6 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD, for the procurement of an additional approximately $3.8 million of oral TPOXX®. In the second quarter of 2022, the Company delivered oral TPOXX® to the DoD and recognized revenue of $3.6 million, fulfilling the firm commitment in DoD Contract #1. In the third quarter of 2022, the DoD exercised the option for $3.8 million of oral TPOXX® and the Company satisfied its obligation by delivering product in September 2022 and recognized the related revenue.

On September 28, 2022, the Company and the DoD signed a new procurement contract ("DoD Contract #2"). The DoD Contract #2 included a firm commitment for the DoD to procure approximately $5.1 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD for the procurement of an additional approximately $5.5 million of oral TPOXX®.

In March 2023, the Company fulfilled the firm commitment by delivering $5.1 million of oral TPOXX® to the DoD, and recognized the related revenue. Additionally, in March 2023 the DoD exercised the $5.5 million option in DoD Contract #2 for the procurement of oral TPOXX® and the Company delivered these courses to the DoD in the fourth quarter of 2023.

In February 2024, DoD Contract #2 was amended and approximately $1 million of oral TPOXX® was ordered by the DoD.

International Procurement Contracts

In 2023, the Company has delivered, and received acceptance for, approximately $21.3 million of oral TPOXX® to five European countries, one Middle Eastern country, and one Asia Pacific country. In the first two months of 2024 ending February 29, 2024, the Company delivered an additional approximately $7 million of oral TPOXX® to six countries in Europe, completing greater than 95% of deliveries under the $18 million of firm commitment orders from 13 countries under the European Commission's DG HERA (Health Emergency Preparedness and Response Authority) joint procurement mechanism, which was announced by the Company in October 2022. Additionally, $0.7 million of oral TPOXX® was delivered to the Canada Department of National Defence ("CDND") in February 2024. These deliveries were made in connection with orders and contracts under the International Promotion Agreement (defined and discussed below). Through the International Promotion Agreement, Meridian Medical Technologies, Inc. ("Meridian") is the counterparty to international contracts under which orders are placed for the purchase of oral TPOXX®.

In addition to the above-mentioned orders and deliveries, the Company has a contract with the CDND under which the CDND has an option until December 31, 2025, exercisable at its sole discretion, for the purchase of up to an additional $6.7 million of oral TPOXX®. As an international contract, this contract is also administered under the International Promotion Agreement. The contract with the CDND (the "Canadian Military Contract"), issued in April of 2020 and subsequently amended, is option-based and initially specified that the CDND would purchase up to $14 million of oral TPOXX® if all options were exercised.

International Promotion Agreement

Under the terms of the International Promotion Agreement, as amended, which has an initial term that expires on May 31, 2024, Meridian was granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian has agreed not to commercialize any competing product, as defined in the International Promotion Agreement, in the specified field of use in the Territory. SIGA retains ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retains sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required for the entry into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the International Promotion Agreement are invoiced and collected by Meridian, and such collections are remitted, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement. The fee Meridian retains pursuant to the International Promotion Agreement is a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses are less than or equal to a specified threshold, and a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceed the specified threshold. We exceeded the specified threshold in 2022 and therefore recorded the higher specified percentage for all International Promotion Agreement sales in 2022. Taking into account Meridian's fee and manufacturing costs of oral TPOXX®, it is currently estimated by the Company that international sales of oral TPOXX® each year will have a contribution margin (as expressed as a percentage of product sales, and before any consideration of expenses not directly related to manufacturing or Meridian activities) of between approximately 65% and 80%, depending on the international sales levels each year. For purposes of this disclosure, contribution margin (in amount) represents international product sales less applicable cost of sales and the Meridian fee (which is included within selling, general and administrative expenses within the income statement).

Research Agreements and Grants

In July 2019, the Company was awarded a multi-year research contract ultimately valued at approximately $27 million from the DoD to support work in pursuit of a potential label expansion for oral TPOXX® that would include post-exposure prophylaxis ("PEP") of smallpox (such work known as the "PEP Label Expansion Program" and the contract referred to as the "PEP Label Expansion R&D Contract"). As of December 31, 2023, the Company invoiced the full amount of available funding. As of December 31, 2023, there is no remaining revenue to be recognized in the future under the PEP Label Expansion R&D Contract. Revenue from the performance obligation under the PEP Label Expansion R&D Contract was recognized over time using an input method using costs incurred to date relative to total estimated costs at completion.

Contracts and grants include, among other things, options that may or may not be exercised at the U.S. Government's discretion. Moreover, contracts and grants contain customary terms and conditions including the U.S. Government's right to terminate or restructure a contract or grant for convenience at any time. As such, the Company may not be eligible to receive all available funds.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our consolidated financial statements, which we discuss under the heading "Results of Operations" following this section of our Management's Discussion and Analysis of Financial Condition and Results of Operations. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include revenue recognition over time, and income taxes (including realization of deferred tax assets).

Revenue Recognition

We account for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The unit of account in ASC 606 is a performance obligation. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our performance obligations are satisfied over time as work progresses or at a point in time. Revenue connected with performance obligations related to product delivery and supportive services are recognized at a point in time. Revenue connected with performance obligations related to research and development are recognized over time.

Due to the nature of the work required to be performed on many of our performance obligations for which revenue is recognized over time, the estimation of total revenue and costs to satisfy the obligations may be complex, subject to many variables and requires significant judgment. The consideration associated with these types of performance obligations is considered variable. We estimate variable consideration as the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur and when any uncertainty associated with variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our historical and anticipated performance, external factors, trends and all other information (historical, current and forecasted) that is reasonably available to us.

Contracts are often modified to account for additional services to be performed. We consider contract modifications to exist when the modification either creates new enforceable rights and obligations, or changes existing enforceable rights and obligations. If the effect of a contract modification on the transaction price changes our measure of progress for the performance obligation to which it relates, the impact will be recognized in the period of modification as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

We have a process in which management reviews the progress and execution of our performance obligations. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities and the related changes in estimates of revenues and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule, technical requirements and other contract requirements. Management must make assumptions and estimates regarding labor productivity, the complexity of the work to be performed, customer behavior and execution by our subcontractors, among other variables.

Based on this analysis, any quarterly adjustments to revenues, research and development expenses and cost of sales and supportive services are recognized as necessary in the period they become known. Changes in estimates of revenues, research and development expenses and cost of sales and supportive services are recognized quarterly on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a performance obligation's percentage of completion. A significant change in one or more of these estimates could affect the profitability of one or more of our performance obligations.

Income Taxes

Our income tax expense and deferred tax assets and liabilities reflect management's best estimate of current and future taxes to be paid. We are subject to U.S. federal income tax and state income tax in numerous jurisdictions. Significant judgments and estimates are required in the determination of our income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Each reporting period, we assess the realizability of our deferred tax assets to determine if the deductible temporary differences will be utilized on a more-likely-than-not basis. In making this determination, we assess all available positive and negative evidence to determine if our existing deferred tax assets are realizable on a more-likely-than-not basis. Significant weight is given to positive and negative evidence that is objectively verifiable. We consider the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operating results.

The amount of deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income change and/or if significant objective negative evidence is no longer present or if significant negative evidence becomes available. Such changes could lead to a change in judgment related to the realization of the net deferred tax asset. Future changes in the estimated amount of deferred taxes expected to be realized will be reflected in our financial statements in the period the estimate is changed with a corresponding adjustment to operating results.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. We have recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Recently Issued Accounting Pronouncements

For discussion regarding the impact of accounting standards that were recently issued but are not yet effective, on our consolidated financial statements, see Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements.

Results of Operations for the Years ended December 31, 2023 and 2022

Revenues from product sales and supportive services for the years ended December 31, 2023 and 2022 were $130.7 million and $86.7 million, respectively. Such revenues for the year ended December 31, 2023 include $97.9 million of oral TPOXX® sales to the U.S. Government under the 19C BARDA Contract; $21.3 million related to international sales of oral TPOXX®; and approximately $10.7 million of oral TPOXX® sales to the DoD. Such revenues for the year ended December 31, 2022 include $71.0 million related to international sales of oral TPOXX®; $7.5 million of oral TPOXX® sales to the DoD; and approximately $7.2 million of sales of IV TPOXX® to the U.S. Government under the 19C BARDA Contract.

Revenues from research and development activities for the years ended December 31, 2023 and 2022, were $9.2 million and $24.1 million, respectively. These revenues are mostly earned in connection with performance of research and development activities under the PEP Label Expansion R&D Contract and 19C BARDA Contract. The decrease of $14.9 million of revenue is primarily related to a decrease in clinical trial activity.

Cost of sales and supportive services for the years ended December 31, 2023 and 2022 were $17.8 million and $10.4 million, respectively. Such costs in 2023 were primarily associated with increases in the manufacture and delivery of oral TPOXX® courses to the U.S. Government and various international countries. Such costs in 2022 were primarily associated with the manufacture and delivery of oral TPOXX® courses to various international countries and approximately $4.4 million of costs for the manufacture and delivery of IV TPOXX®.

Selling, general and administrative expenses for the years ended December 31, 2023 and 2022 were $22.0 million and $35.1 million, respectively. The decrease of $13.1 million mostly reflects a decrease in promotion fees to Meridian as international sales decreased from approximately $71 million in 2022 (in response to the mpox outbreak) to approximately $21 million in 2023, partially offset by higher professional fees.

Research and development expenses were $16.4 million for the year ended December 31, 2023, a decrease of approximately $6.1 million from the $22.5 million incurred during the year ended December 31, 2022. The decrease is mostly attributable to lower direct vendor-related expenses incurred in connection with clinical activity, partially offset by an increase in regulatory costs associated with EMA regulatory submissions and related activities.

Changes in the fair value of the liability classified warrant to acquire common stock were recorded within the income statement. The warrant was fully exercised during the year ended December 31, 2022. For the year ended December 31, 2023, we recorded no activity. For the year ended December 31, 2022, we recorded a gain of approximately $0.4 million, reflecting a decrease in the fair value of the liability-classified warrant primarily due to the decrease in our stock price.

Other income, net for the years ended December 31, 2023 and 2022 was $4.2 million and $1.0 million, respectively. The increase relates to interest income earned on cash and cash equivalents at rates that are substantially higher in 2023 in comparison to 2022.

For the year ended December 31, 2023, we recognized a tax provision of $19.7 million on pre-tax income of $87.8 million. Our effective tax rate for the year ended December 31, 2023 was 22.5% and differs from the statutory rate of 21% primarily as a result of non-deductible executive compensation under IRC Section 162(m), shortfalls on stock-based compensation, and state and local taxes.

For the year ended December 31, 2022, we recognized a tax provision of $10.2 million on pre-tax income of $44.1 million. Our effective tax rate for the year ended December 31, 2022 was 23.2% and differs from the statutory rate of 21% primarily as a result of non-deductible executive compensation under IRC Section 162(m), and state and local taxes.

Liquidity and Capital Resources

As of December 31, 2023, we had $150.1 million in cash and cash equivalents, compared with $98.8 million at December 31, 2022. We believe that our liquidity and capital resources will be sufficient to meet our anticipated requirements for at least the next twelve months from the issuance of these financial statements.

Operating Activities

We prepare our consolidated statement of cash flows using the indirect method. Under this method, we reconcile net income to cash flows from operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to stock-based compensation, deferred income taxes and changes in the fair value of our warrant liability; gains and losses from various transactions and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

Net cash provided by operations for the years ended December 31, 2023 and 2022 was $94.8 million and $41.6 million, respectively. For the year ended December 31, 2023, the receipt of substantially all of the $45 million of accounts receivable as of December 31, 2022, the receipt of approximately $111 million of 2023 product sales of oral TPOXX®, as well as approximately $10 million received in connection with IV BDS deferred revenue was partially offset by the use of cash to proactively build inventory, and for operating activities. For the year ended December 31, 2022, the receipt of approximately $80 million for the product delivery and acceptance of oral TPOXX® courses delivered to the Strategic Stockpile in December 2021, as well as the receipt of approximately $27 million in connection with 2022 product deliveries and advance payments were partially offset by the payment of $31 million of federal and state income taxes; an increase in inventory investment in connection with broadening of the customer base for TPOXX® and mitigation of increasing general supply chain risks; and costs in relation to customary operating activities.

On December 31, 2023 and 2022, our accounts receivable balance was approximately $21.1 million (which includes approximately $10.3 million of unbilled receivables) and $45.4 million, respectively. Our accounts receivable balance as of December 31, 2023 primarily reflects sales of oral TPOXX® to the U.S. Government under the 19C BARDA Contract as well as various international countries, of which approximately $11.2 million was received by the Company through the end of February 2024. The remaining amounts of the receivable balance are expected to be collected during the first or second quarter of 2024. Our accounts receivable balance as of December 31, 2022 primarily reflected sales of oral TPOXX® to various international countries, of which approximately $35 million was received by the Company in February 2023. The remaining amounts of the receivable balance were collected during the second quarter of 2023.

Investing Activities

We used $21,686 for capital expenditures for the year ended December 31, 2023. For the year ended December 31, 2022, there were no cash-related activities.

Financing Activities

Cash used in financing activities for the years ended December 31, 2023 and 2022 was $43.4 million and $46.0 million, respectively. For the year ended December 31, 2023, we paid a special dividend of approximately $32.1 million. In addition, we purchased approximately 1.7 million shares of common stock for approximately $11.0 million. For the year ended December 31, 2022, we paid a special dividend of approximately $32.9 million. In addition, we purchased approximately 1.8 million shares of common stock for approximately $13.0 million.

Future Cash Requirements

As of December 31, 2023, we have outstanding purchase orders associated with manufacturing obligations in the aggregate amount of approximately $14.8 million.

On March 12, 2024, the Board of Directors declared a special dividend of $0.60 per share on the common stock of the Company. The special dividend is payable on April 11, 2024 to shareholders of record at the close of business on March 26, 2024.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our investment portfolio includes cash and cash equivalents. Our main investment objective is the preservation of investment capital. We believe that our investment policy is conservative, both in the duration of our investments and the credit quality of the investments we hold. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions to manage exposure to interest rate changes. As such, we believe that the securities we hold are subject to market risk, changes in the financial standing of the issuer of such securities and our interest income is sensitive to changes in the general level of U.S. interest rates.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SIGA Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SIGA Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's revenue was $139.9 million for the year ended December 31, 2023. The Company's performance obligations are satisfied at a point in time or over time as work progresses. As disclosed by management, revenue connected with performance obligations related to product delivery and supportive services are recognized at a point in time. The Company's revenue related to current research and development performance obligations is recognized over time, because the customer simultaneously receives and consumes the benefits provided by the services as the Company performs these services. Management recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is based on the Company's cost incurred relative to total estimated costs.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of revenue at the transaction price once the performance obligations are satisfied. These procedures also included, among others (i) testing the completeness, accuracy and occurrence of product sales and supportive services revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, invoices, shipping and delivery documents and subsequent cash receipts; (ii) for research and development revenue, testing management's process for determining the estimated costs to completely satisfy each performance obligation for a sample of contracts by (a) comparing the underlying cost estimates to approved contracts or modifications; (b) comparing the underlying transaction price to original contracts or modifications; and (c) testing actual costs incurred and their eligibility for billing under the respective contracts; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2023.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 12, 2024

We have served as the Company's auditor since 1997.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
As of

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 150,145,844	$ 98,790,622
Accounts receivable	21,130,951	45,406,960
Inventory	64,218,337	39,273,090
Prepaid expenses and other current assets	3,496,028	2,315,672
Total current assets	238,991,160	185,786,344
Property, plant and equipment, net	1,331,708	1,848,314
Deferred tax asset, net	11,048,118	6,250,385
Goodwill	898,334	898,334
Other assets	2,083,535	252,546
Total assets	$ 254,352,855	$ 195,035,923
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 1,456,316	$ 3,355,268
Accrued expenses and other current liabilities	10,181,810	6,304,061
Deferred IV TPOXX® revenue	20,788,720	10,548,720
Income tax payable	21,690,899	1,309,672
Total current liabilities	54,117,745	21,517,721
Other liabilities	3,376,203	3,358,160
Total liabilities	57,493,948	24,875,881
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock ($.0001 par value, 600,000,000 shares authorized, 71,091,616 and 72,675,190 issued and outstanding at December 31, 2023 and December 31, 2022, respectively)	7,109	7,268
Additional paid-in capital	235,795,420	233,957,767
Accumulated deficit	(38,943,622)	(63,804,993)
Total stockholders' equity	196,858,907	170,160,042
Total liabilities and stockholders' equity	$ 254,352,855	$ 195,035,923

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended December 31

		2023		2022		2021
Revenues						
Product sales and supportive services	$	130,668,209	$	86,661,583	$	126,802,536
Research and development		9,249,011		24,114,027		6,867,918
Total revenues		139,917,220		110,775,610		133,670,454
Operating expenses						
Cost of sales and supportive services		17,825,090		10,432,561		16,601,880
Selling, general and administrative		22,043,023		35,117,241		18,033,581
Research and development		16,427,942		22,525,642		9,942,194
Total operating expenses		56,296,055		68,075,444		44,577,655
Operating income		83,621,165		42,700,166		89,092,799
Gain from change in fair value of warrant liability		—		400,663		117,770
Other income, net		4,155,508		1,031,903		101,172
Income before income taxes		87,776,673		44,132,732		89,311,741
Provision for income taxes		(19,707,847)		(10,227,926)		(19,860,975)
Net and comprehensive income	$	68,068,826	$	33,904,806	$	69,450,766
Basic earnings per share	$	0.95	$	0.46	$	0.92
Diluted earnings per share	$	0.95	$	0.46	$	0.91
Weighted average shares outstanding: basic		71,362,209		72,929,550		75,322,194
Weighted average shares outstanding: diluted		71,679,270		73,546,501		76,402,716

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023, 2022 and 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances, December 31, 2020	77,195,704	$ 7,720	$ 224,978,430	$ (95,192,881)	$ —	$ 129,793,269
Net income				69,450,766		69,450,766
Repurchase of common stock	(3,787,683)	(379)		(26,021,140)		(26,021,519)
Issuance of common stock upon vesting of RSUs	162,876	16	(16)			—
Payment of common stock tendered for employee stock-based compensation tax obligations	(27,295)	(3)	(173,915)			(173,918)
Stock-based compensation			1,265,809			1,265,809
Balances, December 31, 2021	73,543,602	$ 7,354	$ 226,070,308	$ (51,763,255)	$ —	$ 174,314,407
Net income				33,904,806		33,904,806
Repurchase of common stock	(1,823,738)	(182)		(13,006,149)		(13,006,331)
Issuance of common stock upon vesting of RSUs	132,396	13	(13)			—
Issuance of common stock upon exercise of warrants	824,903	83	6,120,695			6,120,778
Payment of common stock tendered for employee stock-based compensation tax obligations	(1,973)		(12,533)			(12,533)
Cash dividend ($0.45 per share)				(32,940,395)		(32,940,395)
Stock-based compensation			1,779,310			1,779,310
Balances, December 31, 2022	72,675,190	$ 7,268	$ 233,957,767	$ (63,804,993)	$ —	$ 170,160,042
Net income				68,068,826		68,068,826
Issuance of common stock upon exercise of stock options	8,672					—
Repurchase of common stock (including excise tax)	(1,736,822)	(174)		(11,072,337)		(11,072,511)
Issuance of common stock upon vesting of RSUs	144,576	15	(15)			—
Payment of common stock tendered for employee stock-based compensation tax obligations			(214,794)			(214,794)
Cash dividend ($0.45 per share)				(32,135,118)		(32,135,118)
Stock-based compensation			2,052,462			2,052,462
Balances, December 31, 2023	71,091,616	$ 7,109	$ 235,795,420	$ (38,943,622)	$ —	$ 196,858,907

The accompanying notes are an integral part of these financial statements.

SIGA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

		2023		2022		2021
Cash flows from operating activities:						
Net income	$	68,068,826	$	33,904,806	$	69,450,766
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and other amortization		538,293		517,643		522,368
Gain on change in fair value of warrant liability		—		(400,663)		(117,770)
Stock-based compensation		2,052,462		1,779,310		1,265,809
Write down of inventory, net		579,239		201,472		618,771
Deferred income taxes (benefit) provision		(4,797,733)		(3,827,778)		121,446
Changes in assets and liabilities:						
Accounts receivable		24,276,009		38,243,490		(80,310,187)
Inventory		(25,524,485)		(19,964,183)		136,369
Prepaid expenses and other assets		(3,011,346)		171,811		48,963
Accounts payable, accrued expenses and other liabilities		1,996,838		1,533,804		1,470,614
Income tax payable		20,381,228		(17,897,370)		18,287,487
Deferred IV TPOXX® revenue		10,240,000		7,348,720		—
Net cash provided by operating activities		94,799,331		41,611,062		11,494,636
Cash flows from investing activities:						
Capital expenditures		(21,686)		—		(50,620)
Cash used in investing activities		(21,686)		—		(50,620)
Cash flows from financing activities:						
Payment of employee tax obligations for common stock tendered		(214,794)		(12,533)		(173,918)
Repurchase of common stock		(11,072,511)		(13,006,331)		(26,021,519)
Payment of dividend		(32,135,118)		(32,940,395)		—
Cash used in financing activities		(43,422,423)		(45,959,259)		(26,195,437)
Net increase/(decrease) in cash and cash equivalents		51,355,222		(4,348,197)		(14,751,421)
Cash and cash equivalents at the beginning of period		98,790,622		103,138,819		117,890,240
Cash and cash equivalents at end of period	$	150,145,844	$	98,790,622	$	103,138,819
Supplemental disclosure of cash flows information:						
Non-cash lease right-of-use asset and associated liability	$	—	$	—	$	733,715
Conversion of warrant to common stock	$	—	$	6,120,778	$	—
Issuance of common stock upon cashless exercise	$	87,540	$	—	$	—
Cash income taxes paid, net	$	3,500,873	$	31,372,881	$	1,063,744

The accompanying notes are an integral part of these financial statements

1. Organization and Basis of Presentation

Description of Business

SIGA Technologies, Inc. ("SIGA" or the "Company") is a commercial-stage pharmaceutical company. The Company sells its lead product, TPOXX® ("oral TPOXX®," also known as "tecovirimat" in certain international markets), to the U.S. government and international governments (including government affiliated entities). Additionally, the Company sells the intravenous formulation of TPOXX® ("IV TPOXX®") to the U.S. government.

TPOXX® is an oral formulation antiviral drug for the treatment of human smallpox disease caused by variola virus. On July 13, 2018, the United States Food & Drug Administration ("FDA") approved oral TPOXX® for the treatment of smallpox. The Company has been delivering oral TPOXX® to the U.S. Strategic National Stockpile ("Strategic Stockpile") since 2013.

In connection with IV TPOXX®, SIGA announced on May 19, 2022 that the FDA approved this formulation for the treatment of smallpox.

In addition to being approved by the FDA, oral TPOXX® (tecovirimat) has regulatory approval with the European Medicines Agency ("EMA"), Health Canada and the Medicines and Healthcare Products Regulatory Agency ("MHRA") of the United Kingdom. The EMA and MHRA approved label indication covers the treatment of smallpox, monkeypox ("mpox"), cowpox, and vaccinia complications following vaccination against smallpox. The Health Canada approved label indication covers the treatment of smallpox.

With respect to the regulatory approvals by the EMA, MHRA and Health Canada, oral tecovirimat represents the same formulation that was approved by the FDA in July 2018 under the brand name TPOXX®.

2. Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. The most significant estimates include the variables used in the calculation of reported amounts of revenue recognized over time, and the valuation of deferred tax assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of SIGA Technologies, Inc. and its wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements and related disclosures are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP") and reflect the consolidated financial position, results of operations and cash flows for all periods presented.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash in bank accounts that exceeds the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on its cash accounts and no allowance has been provided for potential credit losses because management believes the potential for losses is remote.

Collection of all receivables from international government sales is coordinated through the International Promotion Agreement with Meridian (see Note 3), under which Meridian invoices and collects payments from international customers and remits such collections, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement.

Accounts Receivable

Accounts receivable are recorded net of provisions for doubtful accounts. At December 31, 2023 and 2022, 53% and 16%, respectively, of accounts receivable represent receivables from the U.S. Government. At December 31, 2023, 47% of accounts receivable represent receivables from international sales, which include sales to four European governments and a government in the Asia Pacific region. Collection of receivables from international government sales is coordinated through the International Promotion Agreement with Meridian (see Note 3), under which Meridian invoices and collects payments from international customers and remits such collections, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement. An allowance for doubtful accounts is based on specific analysis of the receivables. At December 31, 2023 and 2022, the Company had no allowance for doubtful accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value. The cost is determined using the first-in, first-out (FIFO) method. The Company capitalizes inventory costs associated with the Company's products when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized; otherwise, such costs are expensed as research and development. Inventory is evaluated for impairment periodically to identify inventory that may expire prior to expected sale or has a cost basis in excess of its net realizable value. If certain batches or units of product do not meet quality specifications or become obsolete due to expiration, the Company records a charge to write down such unmarketable inventory to its net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided on a straight-line method over the estimated useful lives of the various asset classes. The estimated useful lives are as follows: five years for laboratory equipment; three years for computer equipment; and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term. Maintenance, repairs and minor replacements are charged to expense as incurred.

Warrant Liability

The Company accounted for warrants in accordance with the authoritative guidance which requires that free-standing derivative financial instruments with certain cash settlement features be classified as assets or liabilities at the time of the transaction, and recorded at their fair value. Fair value was estimated using model-derived valuations. Any changes in the fair value of the derivative instruments were reported in earnings or loss as long as the derivative contracts were classified as assets or liabilities. During 2022, the warrant was fully exercised and therefore there were no remaining underlying shares as of December 31, 2022.

The following table presents changes in the liability-classified warrant:

	Fair Value of liability-classified warrant
Warrant liability at December 31, 2021	$ 6,521,441
Decrease in fair value of warrant liability	(400,663)
Exercise of warrants	(6,120,778)
Warrant liability at December 31, 2022	$ -

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. As of December 31, 2023, the Company's active performance obligations, for the contracts outlined in Note 3, consist of the following: five performance obligations relate to research and development services; and five relate to manufacture and delivery of product.

Contract modifications may occur during the course of performance of our contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract.

The Company's performance obligations are satisfied over time as work progresses or at a point in time. A portion of the Company's revenue is derived from long-term contracts that span multiple years. All of the Company's revenue related to current research and development performance obligations is recognized over time, because the customer simultaneously receives and consumes the benefits provided by the services as the Company performs these services. The Company recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is based on the Company's cost incurred relative to total estimated costs. Under this method, progress is measured based on the cost of resources consumed (i.e., cost of third-party services performed, cost of direct labor hours incurred, and cost of materials consumed) compared to the total estimated costs to completely satisfy the performance obligation. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. The incurred and estimated costs used in the measure of progress include third-party services performed, direct labor hours, and material consumed. The Company accounts for shipping and handling activities as fulfillment costs rather than as an additional promised service.

Contract Estimates. Accounting for long-term contracts and grants involves the use of various techniques to estimate total contract revenue and costs.

Contract estimates are based on various assumptions to project the outcome of future events that often span multiple years. These assumptions include: labor productivity; the complexity of the work to be performed; external factors such as customer behavior and potential regulatory outcomes; and the performance of subcontractors, among other variables.

The nature of the work required to be performed on many of the Company's performance obligations and the estimation of total revenue and cost at completion may be complex, subject to many variables and require significant judgment. The consideration associated with research and development services is variable as the total amount of services to be performed has not been finalized. The Company estimates variable consideration as the most likely amount to which it expects to be entitled. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur and when any uncertainty associated with variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our historical and anticipated performance, external factors, trends and all other information (historical, current and forecasted) that is reasonably available to us.

A significant change in one or more of these estimates could affect the profitability of the Company's contracts. As such, the Company reviews and updates its contract-related estimates regularly. The Company recognizes adjustments in estimated revenues, research and development expenses and cost of sales and supportive services under the cumulative catch-up method. Under this method, the impact of the adjustment on revenues, research and development expenses and cost of sales and supportive services recorded to date on a contract is recognized in the period the adjustment is identified.

Contract Balances. The timing of revenue recognition, billings and cash collections may result in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) in the consolidated balance sheets. Generally, amounts are billed as work progresses in accordance with agreed-upon contractual terms either at periodic intervals (monthly) or upon achievement of contractual milestones; as of December 31, 2023, the accounts receivable balance in the balance sheet includes approximately $10.3 million of unbilled receivables. This amount primarily relates to international sales that are billed under the terms specified in the International Promotion Agreement with Meridian. Under typical payment terms of fixed price arrangements, the customer pays the Company either performance-based payments or progress payments. For the Company's cost-type arrangements, the customer generally pays the Company for its actual costs incurred, as well as its allocated overhead and G&A costs. Such payments occur within a short period of time from billing. When the Company receives consideration, or such consideration is unconditionally due, prior to transferring goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. During the year ended December 31, 2023, the Company recognized revenue of $0.1 million that was included in deferred revenue at the beginning of the period.

Remaining Performance Obligations. Remaining performance obligations represent the transaction price for which work has not been performed and excludes unexercised contract options. As of December 31, 2023, the aggregate amount of transaction price allocated to remaining performance obligations was $92.1 million. The Company expects to recognize this amount as revenue within the next three years as the specific timing for satisfying the performance obligations is subjective and is often outside the Company's control.

Leases
The Company accounts for leases in accordance with ASC 842, *Leases* ("ASC 842").

The Company determines if an arrangement is a lease at inception. Leases with an initial term less than one year are not recorded on the balance sheet and the lease costs are recorded as an expense on a straight-line basis over the lease term. Operating leases with terms greater than one year result in a lease liability recorded in other liabilities with a corresponding right-of-use ("ROU") asset recorded in property, plant and equipment.

Operating lease liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs, prepaid or accrued lease payments and unamortized lease incentives. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease. Lease terms may include options to extend or terminate the lease which are incorporated into the Company's measurement when it is reasonably certain that the Company will exercise the option.

Research and Development
Research and development expenses include costs directly and indirectly attributable to the conduct of research and development programs, and performance pursuant to certain customer contracts, including employee related costs, materials, supplies, depreciation and maintenance of equipment, the cost of services provided by outside contractors, including services related to the Company's clinical trials and facility costs, such as rent, utilities, and general support services. All costs associated with research and development are expensed as incurred. Costs related to the acquisition of technology rights, for which development work is still in process, and that have no alternative future uses, are expensed as incurred.

Goodwill
The Company evaluates goodwill for impairment at least annually or as circumstances warrant. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company operates as one business and one reporting unit. Therefore, the goodwill impairment analysis is performed on the basis of the Company as a whole, using the market capitalization of the Company as an estimate of its fair value.

Share-based Compensation
Stock-based compensation expense for all share-based payment awards made to employees and directors is determined on the grant date; for option awards, fair value was estimated using the Black-Scholes model. These compensation costs are recognized net of an estimated forfeiture rate over the requisite service periods of the awards. Forfeitures are estimated on the date of the respective grant and revised if actual or expected forfeiture activity differs from original estimates.

The fair value of cash-settled restricted stock unit ("RSU") awards is determined by the value of our common stock and is recognized based on the portion of the requisite service period satisfied as of each valuation date. The fair valuation of the cash-settled awards changes based on changes in our common stock price. The portion of cash-settled RSUs that is recognized based on service period is reflected in accrued expenses and other current liabilities in our consolidated balance sheet. Increases (or decreases) in accrued expenses result in adjustments to earnings for the associated valuation updates.

Income Taxes
The Company recognizes income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities at enacted tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some or the entire deferred tax asset will not be realized. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgments about the Company's future profitability which are inherently uncertain. The Company may recognize tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company re-evaluates uncertain tax positions and considers factors, including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken on tax returns, and changes in circumstances related to a tax position. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Repurchase of shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. The excess of the purchase price above par value of repurchased shares that are retired is presented as an increase to accumulated deficit (or a reduction of retained earnings, if any).

Earnings (Loss) per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, assuming potentially dilutive common shares from option exercises, RSUs, warrants and other incentives had been issued and any proceeds received in respect thereof were used to repurchase common stock at the average market price during the period. The assumed proceeds used to repurchase common stock is the sum of the amount to be paid to the Company upon exercise of options and warrants and the amount of compensation cost attributed to future services not yet recognized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value due to the relatively short maturity of these instruments.

The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.

- Level 3 – Instruments where significant value drivers are unobservable to third parties.

There were no transfers between levels of the fair value hierarchy during 2023 or 2022. As of December 31, 2023 and December 31, 2022, the Company had approximately $95.1 million and less than $0.1 million, respectively, of cash and cash equivalents classified as Level 1 financial instruments. There were no Level 2 financial instruments as of December 31, 2023. As of the December 31, 2022, the Company had approximately $40.5 million of cash equivalents classified as Level 2 financial instruments. There were no Level 3 financial instruments as of December 31, 2023 or December 31, 2022.

For the years ended December 31, 2023, 2022 and 2021, interest income of $4.2 million, $1.0 million and $0.1 million, respectively, was included in Other income, net on the Consolidated Statements of Operations and Comprehensive Income.

Loss Contingencies

The Company is subject to certain contingencies arising in the ordinary course of business. The Company records accruals for these contingencies to the extent that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount is accrued. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, the lowest amount in the range is accrued. The Company expenses legal costs associated with loss contingencies as incurred. We record anticipated recoveries under existing insurance contracts when recovery is assured.

Segment Information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer, who is the Chief Operating Decision Maker. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and has only one reportable segment.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. We expect this ASU to only impact our disclosures with no impacts to our results of operations, cash flows and financial condition.

In December 2023, the FASB issued ASU 2023-09, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. These requirements are not expected to have an impact on our financial statements, but will impact our income tax disclosures.

3. Procurement Contracts and Research Agreements

19C BARDA Contract

On September 10, 2018, the Company entered into a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") pursuant to which SIGA agreed to deliver up to 1,488,000 courses of oral TPOXX® to the Strategic Stockpile, and to manufacture and deliver to the Strategic Stockpile, or store as vendor-managed inventory, up to 212,000 courses of IV TPOXX®. In October 2023, the contract was modified so that a course of IV TPOXX® was redefined within the contract from being 14 vials to being 28 vials; as such, the 19C BARDA Contract currently specifies 106,000 courses of IV TPOXX® (for the same payment amount as originally specified). In addition to the delivery of TPOXX® courses, the contract includes funding from BARDA for a range of activities, including: advanced development of IV TPOXX®, post-marketing activities for oral and IV TPOXX®, and procurement activities. As of December 31, 2023, the contract with BARDA (as amended, modified, or supplemented from time to time, the "19C BARDA Contract") contemplates up to approximately $602.5 million of payments, of which approximately $51.7 million of payments are included within the base period of performance, approximately $407.1 million of payments are related to exercised options, and up to approximately $143.7 million of payments are currently specified as unexercised options. BARDA may choose in its sole discretion when, or whether, to exercise any of the unexercised options. The period of performance for options is up to ten years from the date of entry into the 19C BARDA Contract and such options could be exercised at any time during the contract term.

The base period of performance specifies potential payments of approximately $51.7 million for the following activities: payments of approximately $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile; payments of $8.0 million for the manufacture of 10,000 courses (as currently defined within the contract as being 28 vials) of final drug product of IV TPOXX® ("IV FDP"), of which $3.2 million of payments are related to the manufacture of bulk drug substance ("IV BDS") to be used in the manufacture of IV FDP; payments of approximately $32.0 million to fund reimbursed activities; and payments of approximately $0.6 million for supportive procurement activities. As of December 31, 2023, the Company had received $11.1 million for the delivery of approximately 35,700 courses of oral TPOXX® to the Strategic Stockpile, $3.2 million for the manufacture of IV BDS, $4.3 million for the delivery of IV FDP to the Strategic Stockpile and $22.1 million for other base period activities. IV BDS has been used for the manufacture of courses of IV FDP. The $3.2 million received for the completed manufacture of IV BDS had been recorded as deferred revenue as of December 31, 2021, but with the delivery of IV FDP to the Strategic Stockpile during 2022, $2.9 million was recognized as revenue. The remaining $0.3 million of deferred revenue will be recognized as IV FDP containing such IV BDS is delivered to and accepted by the Strategic Stockpile.

The options that have been exercised to date provide for payments up to approximately $407.1 million. There are exercised options for the following activities: payments up to $337.7 million for the manufacture and delivery of up to 1.1 million courses of oral TPOXX®; payments up to $51.2 million for the manufacture of courses of IV FDP, of which $20.4 million of payments relate to the manufacture of IV BDS to be used in the manufacture of IV FDP; payments of up to approximately $3.6 million to fund post-marketing activities for IV TPOXX®; and payments of up to $14.6 million for funding of post-marketing activities for oral TPOXX®. As of December 31, 2023, the Company has cumulatively delivered $323.0 million of oral TPOXX® to the Strategic Stockpile, of which $97.9 million was delivered in the fourth quarter of 2023; has cumulatively received $20.5 million for the completed manufacture of IV BDS, of which $20.5 million has been recorded as deferred revenue as of December 31, 2023; and has been cumulatively reimbursed $7.9 million in connection with post-marketing activities for oral and IV TPOXX®. In the first two months of 2024 ended February 29, 2024, approximately $15 million of oral TPOXX® was delivered to the Strategic Stockpile.

Unexercised options specify potential payments up to approximately $143.7 million in total (if all such options are exercised), of which approximately $5.6 million relates to supportive activities that we currently do not expect to be required. There are options for the following activities: payments of up to $112.5 million for the delivery of oral TPOXX® to the Strategic Stockpile; and payments of up to $25.6 million for the manufacture of courses of IV FDP, of which up to $10.2 million of payments would be paid upon the manufacture of IV BDS to be used in the manufacture of IV FDP.

The options related to IV TPOXX® are divided into two primary manufacturing steps. There are options related to the manufacture of bulk drug substance ("IV BDS Options"), and there are corresponding options (for the same number of IV courses) for the manufacture of final drug product ("IV FDP Options"). BARDA may choose to exercise any, all, or none of these options in its sole discretion. The 19C BARDA Contract includes: three separate IV BDS Options, each providing for the bulk drug substance equivalent of 32,000 courses (as currently defined within the contract) of IV TPOXX®; and three separate IV FDP Options, each providing for 32,000 courses of final drug product of IV TPOXX®. BARDA has the sole discretion as to whether to simultaneously exercise IV BDS Options and IV FDP Options, or whether to exercise options at different points in time (or alternatively, to only exercise the IV BDS Option but not the IV FDP Option). To date, BARDA has exercised two of the three IV BDS options and two of the three IV FDP options. If BARDA decides to only exercise the remaining IV BDS Option, then the Company would receive payments up to $10.2 million; alternatively, if BARDA decides to exercise the remaining IV BDS Option and IV FDP Option, then the Company would receive payments up to $25.6 million. For each set of options relating to a specific group of courses (for instance, the IV BDS and IV FDP options that reference the same 32,000 courses), BARDA has the option to independently purchase IV BDS or IV FDP.

Revenues in connection with the 19C BARDA Contract are recognized either over time or at a point in time. Performance obligations related to product delivery generate revenue at a point in time. Revenue from other performance obligations under the 19C BARDA Contract are recognized over time using an input method using costs incurred to date relative to total estimated costs at completion. For the years ended December 31, 2023 and 2022, the Company recognized revenues of $3.0 million and $6.2 million, respectively, on an over time basis. In contrast, revenue recognized for product delivery and therefore at a point in time for the years ended December 31, 2023 and 2022, was $97.9 million and $7.2 million, respectively.

U.S. Department of Defense Procurement Contracts

On May 12, 2022, the Company announced a contract with the U.S. Department of Defense ("DoD") for the procurement of oral TPOXX® ("DoD Contract #1"). The DoD Contract #1 included a firm commitment for the DoD to procure approximately $3.6 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD, for the procurement of an additional approximately $3.8 million of oral TPOXX®. In the second quarter of 2022, the Company delivered oral TPOXX® to the DoD and recognized revenue of $3.6 million, fulfilling the firm commitment in DoD Contract #1. In the third quarter of 2022, the DoD exercised the option for $3.8 million of oral TPOXX® and the Company satisfied its obligation by delivering product in September 2022 and recognized the related revenue.

On September 28, 2022, the Company and the DoD signed a new procurement contract ("DoD Contract #2"). The DoD Contract #2 included a firm commitment for the DoD to procure approximately $5.1 million of oral TPOXX®, and an option, exercisable at the sole discretion of the DoD for the procurement of an additional approximately $5.5 million of oral TPOXX®.

In March 2023, the Company fulfilled the firm commitment by delivering $5.1 million of oral TPOXX® to the DoD, and recognized the related revenue. Additionally, in March 2023 the DoD exercised the $5.5 million option in DoD Contract #2 for the procurement of oral TPOXX® and the Company delivered these courses to the DoD in the fourth quarter of 2023 and recognized the related revenue.

In February 2024, DoD Contract #2 was amended and approximately $1 million of oral TPOXX® was ordered by the DoD.

International Procurement Contracts

In 2023, the Company has delivered, and received acceptance for, approximately $21.3 million of oral TPOXX® to five European countries, one Middle Eastern country, and one Asia Pacific country. In the first two months of 2024 ending February 29, 2024, the Company delivered an additional approximately $7 million of oral TPOXX® to six countries in Europe, completing greater than 95% of deliveries under the $18 million of firm commitment orders from 13 countries under the European Commission's DG HERA (Health Emergency Preparedness and Response Authority) joint procurement mechanism, which was announced by the Company in October 2022. Additionally, $0.7 million of oral TPOXX® was delivered to the Canada Department of National Defence ("CDND") in February 2024. These deliveries were made in connection with orders and contracts under the International Promotion Agreement (defined and discussed below). Through the International Promotion Agreement, Meridian Medical Technologies, Inc. ("Meridian") is the counterparty to international contracts under which orders are placed for the purchase of oral TPOXX®.

In addition to the above-mentioned orders and deliveries, the Company has a contract with the CDND under which the CDND has an option until December 31, 2025, exercisable at its sole discretion, for the purchase of up to an additional $6.7 million of oral TPOXX®. As an international contract, this contract is also administered under the International Promotion Agreement. The contract with the CDND (the "Canadian Military Contract"), issued in April of 2020 and subsequently amended, is option-based and initially specified that the CDND would purchase up to $14 million of oral TPOXX® if all options were exercised.

In 2022, the Company received firm commitment orders from 13 international customers (including Canada) for the delivery of approximately $77 million of oral TPOXX®, of which approximately $39 million was for Canada and approximately $38 million was for jurisdictions in Europe, Asia-Pacific, and the Middle East. With respect to the $77 million of firm commitment orders that were received in 2022, approximately $71 million of oral TPOXX® was delivered and recorded as revenue in 2022, and the remainder was delivered and recorded as revenue in 2023.

Under the International Promotion Agreement, Meridian is the counterparty in connection with international contracts for oral TPOXX® and SIGA is responsible for manufacture and delivery of any oral TPOXX® purchased thereunder.

Under the terms of the International Promotion Agreement, as amended, which has an initial term that expires on May 31, 2024, Meridian was granted exclusive rights to market, advertise, promote, offer for sale, or sell oral TPOXX® in a field of use specified in the International Promotion Agreement in all geographic regions except for the United States (the "Territory"), and Meridian has agreed not to commercialize any competing product, as defined in the International Promotion Agreement, in the specified field of use in the Territory. SIGA retains ownership, intellectual property, distribution and supply rights and regulatory responsibilities in connection with TPOXX®, and, in the United States market, also retains sales and marketing rights with respect to oral TPOXX®. SIGA's consent is required for the entry into any sales arrangement pursuant to the International Promotion Agreement.

Sales to international customers pursuant to the International Promotion Agreement are invoiced and collected by Meridian, and such collections are remitted, less Meridian's fees, to the Company under a quarterly process specified in the International Promotion Agreement. The fee Meridian retains pursuant to the International Promotion Agreement is a specified percentage of the collected proceeds of sales of oral TPOXX®, net of certain expenses, for calendar years in which customer collected amounts net of such expenses are less than or equal to a specified threshold, and a higher specified percentage of such collected net proceeds for calendar years in which such net collected amounts exceed the specified threshold. We exceeded the specified threshold in 2022 and therefore recorded the higher specified percentage for all International Promotion Agreement sales in 2022.

Revenue in connection with international procurement contracts for the delivery of product are recognized at a point in time on a gross basis, as the Company acts as the principal in the transaction. During the year ended December 31, 2023, the Company recognized $21.3 million of sales in connection with international contracts. During the year ended December 31, 2022, the Company recognized $71.0 million of sales in connection with international contracts.

Research Agreements and Grants

In July 2019, the Company was awarded a multi-year research contract ultimately valued at approximately $27 million from the DoD to support work in pursuit of a potential label expansion for oral TPOXX® that would include post-exposure prophylaxis ("PEP") of smallpox (such work known as the "PEP Label Expansion Program" and the contract referred to as the "PEP Label Expansion R&D Contract"). As of December 31, 2023, the Company invoiced the full amount of available funding. As of December 31, 2023, there is no remaining revenue to be recognized in the future under the PEP Label Expansion R&D Contract. Revenue from the performance obligation under the PEP Label Expansion R&D Contract was recognized over time using an input method using costs incurred to date relative to total estimated costs at completion. For the years ended December 31, 2023 and 2022, the Company, under the PEP Label Expansion R&D Contract, recognized revenue of $6.4 million and $17.9 million, respectively, on an over time basis.

Contracts and grants include, among other things, options that may or may not be exercised at the U.S. Government's discretion. Moreover, contracts and grants contain customary terms and conditions including the U.S. Government's right to terminate or restructure a contract or grant for convenience at any time. As such, the Company may not be eligible to receive all available funds.

4. Inventory

Inventory consisted of the following:

	As of			
	December 31, 2023		December 31, 2022	
Raw materials	$	8,061,800	$	6,370,581
Work in-process		53,649,859		27,038,845
Finished goods		2,506,678		5,863,664
Inventory	$	64,218,337	$	39,273,090

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	As of			
	December 31, 2023		December 31, 2022	
Leasehold improvements	$	2,420,028	$	2,420,028
Computer equipment		468,937		449,143
Furniture and fixtures		347,045		347,045
Operating lease right-of-use asset		3,678,647		3,678,647
		6,914,657		6,894,863
Less-accumulated depreciation		(5,582,949)		(5,046,549)
Property, plant and equipment, net	$	1,331,708	$	1,848,314

Depreciation and amortization expense on property, plant, and equipment was $0.5 million for each of the years ended December 31, 2023, 2022, and 2021.

6. Accrued Expenses

Accrued expenses and other current liabilities consisted of the following:

	As of			
	December 31, 2023		December 31, 2022	
Inventory	$	3,300,985	$	31,160
Compensation		2,792,874		2,378,035
Other		2,659,608		1,277,779
Lease liability, current portion		564,009		528,170
Professional fees		445,653		536,997
Research and development vendor costs		418,681		1,551,920
Accrued expenses and other current liabilities	$	10,181,810	$	6,304,061

7. Per Share Data

The Company computes, presents and discloses earnings per share in accordance with the authoritative guidance which specifies the computation, presentation and disclosure requirements for earnings per share of entities with publicly held common stock or potential common stock. The objective of basic EPS is to measure the performance of an entity over the reporting period by dividing income (loss) by the weighted average shares outstanding. The objective of diluted EPS is consistent with that of basic EPS, except that it also gives effect to all potentially dilutive common shares outstanding during the period.

The following is a reconciliation of the basic and diluted earnings (loss) per share computation:

| | Year Ended December 31, | | |
	2023	2022	2021
Net income for basic earnings per share	$ 68,068,826	$ 33,904,806	$ 69,450,766
Less: Change in fair value of warrants	—	400,663	117,770
Net income, adjusted for change in fair value of warrants for diluted earnings per share	$ 68,068,826	$ 33,504,143	$ 69,332,996
Weighted-average shares	71,362,209	72,929,550	75,322,194
Effect of potential common shares	317,061	616,951	1,080,522
Weighted-average shares: diluted	71,679,270	73,546,501	76,402,716
Earnings per share: basic	$ 0.95	$ 0.46	$ 0.92
Earnings per share: diluted	$ 0.95	$ 0.46	$ 0.91

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, weighted-average diluted shares include the dilutive effect of in-the-money options and stock-settled RSUs. For the years ended December 31, 2022 and December 31, 2021, the diluted earnings per share calculation also reflects the effect of the exercise or assumed exercise of outstanding warrants and any corresponding elimination of the impact included in operating results from the change in fair value of the warrants. The dilutive effect of warrants, stock-settled RSUs and options is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the average amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible, are collectively assumed to be used to repurchase shares. Cash-settled RSUs were presumed to be cash-settled and therefore excluded from the diluted earnings per share calculations for the years ended December 31, 2023, 2022 and 2021 because the net effect of their inclusion, including the elimination of the impact in the operating results of the change in fair value of these RSUs, would have been anti-dilutive. For the years ended December 31, 2023, 2022 and 2021, the weighted average number of shares under the cash-settled RSUs excluded from the calculation of diluted earnings per share was 32,660, 17,388, and 29,873, respectively.

8. Stockholders' Equity

On December 31, 2023, the Company's authorized share capital consisted of 620,000,000 shares, of which 600,000,000 are designated common shares and 20,000,000 are designated preferred shares. The Company's Board of Directors is authorized to issue preferred shares in series with rights, privileges and qualifications of each series determined by the Board. As of December 31, 2023 and 2022, no preferred shares were outstanding or issued.

On August 2, 2021, the Company's Board of Directors authorized a share repurchase program ("Repurchase Authorization") under which the Company could repurchase up to $50 million of the Company's common stock through December 31, 2023. The Company started repurchasing shares under this program in the fourth quarter of 2021. Repurchases under the Repurchase Authorization were made from time to time at the Company's discretion. The timing and actual number of shares repurchased depended upon a variety of factors, including: timing of procurement orders under government contracts; alternative opportunities for strategic uses of cash; the stock price of the Company's common stock; market conditions; alternative capital management uses of cash; and other corporate liquidity requirements and priorities. During the year ended December 31, 2023, the Company repurchased 1.7 million shares of common stock under the Repurchase Authorization for approximately $11.0 million. In addition, during the year ended December 31, 2023, the Company recorded approximately $0.1 million of excise tax associated with the repurchase of common stock.

On December 31, 2023, the Repurchase Authorization expired.

On May 4, 2023, the Board of Directors declared a special dividend of $0.45 per share on the common stock of the Company, which resulted in an overall dividend payment of approximately $32 million. The special dividend was paid on June 1, 2023 to shareholders of record at the close of business on May 16, 2023.

9. Stock Compensation Plans

The Company's 2010 Stock Incentive Plan (the "2010 Plan") was initially adopted in May 2010. The 2010 Plan provided for the issuance of stock options, restricted stock and unrestricted stock with respect to an aggregate of 2,000,000 shares of the Company's common stock to employees, consultants and outside directors of the Company. On May 17, 2011, the 2010 Plan was amended to provide for the issuance of RSUs and on February 2, 2012, the 2010 Plan was amended to provide for the issuance of stock-settled stock appreciation rights ("SSARs"). Effective April 25, 2012 and May 23, 2017, the 2010 Plan was amended to increase the maximum number of shares of common stock available for issuance to an aggregate of 4,500,000 shares and 8,500,000 shares, respectively. The vesting period for awards granted under the 2010 Plan is determined by the Compensation Committee of the Board of Directors. The Compensation Committee also determines the expiration date of each equity award; however, stock options may not be exercisable more than ten years after the date of grant as the maximum term of equity awards issued under the 2010 Plan is ten years.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded stock-based compensation expense, including stock options and RSUs, of approximately $2.1 million, $1.8 million and $1.3 million, respectively.

Stock Options

Stock option awards provide holders the right to purchase shares of Common Stock at prices determined by the Compensation Committee, at the time of grant, and must have an exercise price equal to or in excess of the fair market value of the Company's common stock at the date of grant.

The fair value of options granted is estimated at the date of grant. Expected volatility has been estimated using the historical volatility of the Company's common stock using historical periods equivalent to the options' expected lives. The expected dividend yield assumption reflects that the Company does not have a recurring dividend program. The risk-free interest rate assumption is based upon observed interest rates for securities with maturities approximating the options' expected lives. The expected life was estimated based on historical experience and expectation of employee exercise behavior in the future giving consideration to the contractual terms of the award.

A summary of the Company's stock option activity is as follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life (in years)		Aggregate Intrinsic Value
Outstanding at January 1, 2023 [1]	226,896	$	6.58			
Granted	25,000		6.07			
Exercised	(28,796)		3.04			
Canceled/Expired	(28,796)		5.12			
Outstanding at December 31, 2023	194,304	$	6.51	7.88	$	14,266
Vested at December 31, 2023	194,304	$	6.51	7.88	$	14,266
Exercisable at December 31, 2023	194,304	$	6.51	7.88	$	14,266

[1] Balances as of January 1, 2023 differ from those as of December 31, 2022 presented in the Company's 2022 Form 10-K due to the special dividend paid during 2023. In connection with the dividend, the number of options and the weighted average exercise price were adjusted pursuant to the terms of the Company's 2010 Plan.

As of December 31, 2023, there is no remaining unrecognized stock-based compensation cost related to stock options expected to be recognized. The total fair value of stock options which vested during the years ended December 31, 2023 and 2022 was approximately $123,000 and $375,000, respectively.

The stock options exercised during the year ended December 31, 2023 had an intrinsic value of less than $0.1 million. The intrinsic value represents the amount by which the market price of the underlying stock exceeds the exercise price of an option. There were no stock options exercised during the years ended December 31, 2022 and December 31, 2021.

Restricted Stock Units

RSUs awarded to employees vest on schedules of between one year and three years, and RSUs awarded to directors of the Company vest over a one-year period. A summary of the Company's RSU activity is as follows:

	Number of RSUs		Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2023 [1]	295,705	$	8.56
Granted [2]	415,438		6.14
Vested and released	(217,799)		8.77
Canceled/Expired	(7,019)		7.63
Outstanding at December 31, 2023 [2]	486,325	$	6.41

[1] includes 30,702 awards which were settled in cash.
[2] includes 59,309 awards which were expected to be settled in cash.

As of December 31, 2023, $1.5 million of total remaining unrecognized stock-based compensation cost related to RSUs is expected to be recognized over the weighted-average remaining requisite service period of 0.8 years. The weighted average fair value at the date of grant for restricted stock awards granted during the years ended December 31, 2023, 2022 and 2021 was $6.14, $9.40 and $6.95 per share, respectively. Based on the grant date, the total fair value of restricted stock and restricted stock units vested and released during the years ended December 31, 2023, 2022 and 2021 was approximately $1.9 million, $1.2 million and $0.9 million, respectively.

10. Income Taxes

The Company's provision (benefit) for income taxes comprises the following:

	For the year ended December 31,					
	2023		2022		2021	
Current:						
Federal	$	23,698,658	$	13,154,619	$	19,211,782
State and local		792,477		897,285		513,753
Foreign		14,445		3,800		13,994
Total current provision		24,505,580		14,055,704		19,739,529
Deferred:						
Federal		(4,711,556)		(3,818,283)		89,947
State and local		(86,177)		(9,495)		31,499
Foreign		—		—		—
Total deferred (benefit) provision		(4,797,733)		(3,827,778)		121,446
Total provision	$	19,707,847	$	10,227,926	$	19,860,975

The Company's deferred tax assets and liabilities comprise the following:

		As of December 31,		
		2023		2022
Deferred income tax assets:				
State net operating losses	$	1,194,814	$	1,247,826
Inventory		777,146		336,333
Reserves and accruals		666,772		569,290
Amortization of intangible assets		7,852		24,532
Share-based compensation		506,451		510,058
Fixed Assets		34,546		—
Deferred revenue		2,256,099		66,011
Capitalized R&D		6,198,455		4,194,106
Lease liability		319,074		443,902
Other		514,150		380,162
Deferred income tax assets		12,475,359		7,772,220
Less: valuation allowance		(943,903)		(985,783)
Deferred income tax assets, net of valuation allowance	$	11,531,456	$	6,786,437
Deferred income tax liabilities:				
Amortization of goodwill		(192,130)		(192,083)
Property, plant and equipment		—		(59,727)
Other		(291,208)		(284,242)
Deferred income tax asset, net	$	11,048,118	$	6,250,385

The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgments about the Company's future profitability which is inherently uncertain. The Company assesses all available positive and negative evidence to determine if its existing deferred tax assets are realizable on a more-likely-than-not basis. In making such assessment, the Company considered the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operating results. The ultimate realization of a deferred tax asset is ultimately dependent on the Company's generation of sufficient taxable income within the available net operating loss carryback and/or carryforward periods to utilize the deductible temporary differences. As of December 31, 2023, the Company maintains a full valuation on its state and local net operating losses which the Company determined were not realizable on a more-likely-than-not basis. The Company's valuation allowance decreased by approximately $42,000 during the year ended December 31, 2023.

The benefit for income taxes differs from the expected amount calculated by applying the Company's statutory rate to the income or loss before benefit for income taxes as follows:

	As of December 31,		
	2023	**2022**	**2021**
Statutory federal income tax rate	21.0%	21.0%	21.0%
State and local taxes	0.1%	1.6%	0.5%
Change in fair value of common stock warrant	—	(0.2)%	—
Section 162(m) limitation	0.4%	0.7%	0.5%
Other	1.0%	0.1%	0.2%
Effective tax rate	22.5%	23.2%	22.2%

For the years ended December 31, 2023 and 2022, the Company's effective tax rate differs from the statutory rate of 21% primarily as a result of certain permanent differences including non-deductible executive compensation under IRC Section 162(m), shortfalls from stock-based compensation, and state and local taxes. For the year ended December 31, 2021, the Company's effective tax rate differs from the statutory rate of 21% primarily as a result of non-deductible executive compensation under IRC Section 162(m), a non-taxable adjustment for the fair market value of the Warrant, and state and local taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	For the year ended December 31,					
		2023		**2022**		**2021**
Balance at beginning of year	$	5,103,548	$	5,602,587	$	5,591,587
Tax positions related to the current and prior years:						
Additions		—		—		11,000
Reductions		(17,096)		(68,792)		—
Settlements		—		—		—
Lapses in applicable statutes of limitation		(4,842)		(430,247)		—
Balance at the end of the year	$	5,081,610	$	5,103,548	$	5,602,587

Included in the balance of unrecognized tax benefits as of December 31, 2023, are potential benefits of $5.1 million that, if recognized, would affect the effective tax rate. The total amount accrued for interest and penalties as of December 31, 2023 and December 31, 2022, was $214,000 and $72,000, respectively. For the years ended December 31, 2023 and December 31, 2022, the Company recorded an income tax expense of $142,000 and an income tax benefit of $23,000, respectively, related to the accrual of interest and penalties. There are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized benefits will significantly increase or decrease within twelve months from December 31, 2023.

The Company files federal income tax returns and income tax returns in various state and local tax jurisdictions. The federal tax years open to examination are 2020 to 2023. The Company's state and local tax years that are open to tax examination are generally 2019 to 2023.

11. Revenues by Geographic Region

Revenues by geographic region were as follows:

	For the year ended December 31,					
		2023		**2022**		**2021**
United States	$	118,650,253	$	39,803,888	$	120,656,294
International						
Asia-Pacific		966,633		14,853,233		—
Canada		—		38,875,657		13,014,160
Europe, Middle East and Africa (EMEA)		20,300,334		16,270,033		—
Other		—		972,799		—
Total International		21,266,967		70,971,722		13,014,160
Total revenues	$	139,917,220	$	110,775,610	$	133,670,454

12. Commitments and Contingencies

Operating lease commitments

The Company leases its Corvallis, Oregon, facilities and office space under an operating lease which was signed on November 3, 2017 and commenced on January 1, 2018. The initial term of this lease was to expire on December 31, 2019, after which the Company had two successive renewal options; one for two years and the other for three years. In the second quarter of 2019, the Company exercised the first renewal option, which extended the lease expiration date to December 31, 2021. In the second quarter of 2021, the Company exercised the second renewal option, which extended the lease expiration date to December 31, 2024. In connection with the exercise of the second renewal option, the Company recorded an increase to operating lease right-of-use assets and operating lease liabilities of approximately $0.7 million in the second quarter 2021. The Company had a lease for the same location prior to this lease. On May 26, 2017 the Company and MacAndrews & Forbes Incorporated ("M&F") entered into a ten-year office lease agreement (the "New HQ Lease"), pursuant to which the Company agreed to lease 3,200 square feet at 31 East 62nd Street, New York, New York. The Company is utilizing premises leased under the New HQ Lease as its corporate headquarters. The Company has no leases that qualify as finance leases.

Operating lease costs totaled $0.6 million for each of the years ended December 31, 2023 and 2022. Cash paid for amounts included in the measurement of lease liabilities from operating cash flows was $0.7 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the weighted-average remaining lease term of the Company's operating leases was 2.87 years while the weighted-average discount rate was 4.53%.

The following is a maturity analysis of the Company's lease liabilities as of December 31, 2023:

2024	$	622,638
2025		406,994
2026		409,971
2027		165,916
Total undiscounted cash flows under operating leases		1,605,519
Less: Imputed interest		(113,642)
Present value of lease liabilities	$	1,491,877

As of December 31, 2023, approximately $0.9 million of the lease liability is included in Other liabilities on the consolidated balance sheet with the current portion included in accrued expenses.

Legal Proceedings

From time to time, we may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although such claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of such current pending matters, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Purchase Commitments

In the course of our business, the Company regularly enters into agreements with third party organizations to provide contract manufacturing services and research and development services. Under these agreements, the Company issues purchase orders which obligate the Company to pay a specified price when agreed-upon services are performed. Commitments under the purchase orders do not exceed our planned commercial and research and development needs. As of December 31, 2023, the Company has approximately $14.8 million of purchase commitments associated with manufacturing obligations.

13. Related Party Transactions

Board of Directors and Outside Counsel

A former member of the Company's Board of Directors who did not stand for re-election at the Company's 2021 annual meeting of stockholders is a partner at a law firm previously used by the Company. The Company did not incur any expenses related to services provided by the outside counsel during the year ended December 31, 2023 or December 31, 2022. During the year ended December 31, 2021, the Company incurred expenses of approximately $0.1 million related to services provided by the outside counsel. The Company had no outstanding payables or accrued expenses related to services performed by the outside counsel as of December 31, 2023 and 2022.

Effective June 13, 2023, a director was elected to the Company's Board of Directors who provides consulting services to the Company. Under a consulting agreement, the director receives a monthly fee of $20,000. During the year ended December 31, 2023, the Company incurred $240,000, respectively, under this agreement. The Company had no outstanding payables or accrued expenses related to the services performed by this vendor as of December 31, 2023.

Real Estate Leases

On May 26, 2017, the Company and M&F Incorporated entered into the New HQ Lease, pursuant to which the Company agreed to lease 3,200 square feet at 31 East 62nd Street, New York, New York. The Company is utilizing premises leased under the New HQ Lease as its corporate headquarters. The Company's rental obligations consisted of a fixed rent of $25,333 per month in the first sixty-three months of the term, subject to a rent abatement for the first six months of the term. From the first day of the sixty-fourth month of the term through the expiration or earlier termination of the lease, the Company's rental obligations consist of a fixed rent of $29,333 per month. In addition to the fixed rent, the Company will pay a facility fee in consideration of the landlord making available certain ancillary services, commencing on the first anniversary of entry into the lease. The facility fee was $3,333 per month for the second year of the term and increases by five percent each year thereafter, to $4,925 per month in the final year of the term. During the year ended December 31, 2023, the Company paid $0.4 million for rent and ancillary services associated with this lease. The Company had no outstanding payables or accrued expenses related to this lease as of December 31, 2023 and 2022.

14. Subsequent Event

On March 12, 2024, the Board of Directors declared a special dividend of $0.60 per share on the common stock of the Company. The special dividend is payable on April 11, 2024 to shareholders of record at the close of business on March 26, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023 in accordance with the framework on *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Management recognizes that any disclosure controls and procedures no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023 at a reasonable level of assurance.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 using the framework in *Internal Control-Integrated Framework (2013)* issued by the COSO. Based on this evaluation using the COSO criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their attestation report, which is included in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Item 9B. Other Information

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's quarter ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

With the exception of the information incorporated by reference from our Proxy Statement for our 2024 Annual Meeting of Stockholders ("2024 Proxy Statement") in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K, our 2024 Proxy Statement is not to be deemed filed as a part of this Form 10-K.

Item 10. Directors, Executive Officers, and Corporate Governance

The information concerning our directors required by this Item is incorporated by reference to the sub-section titled "Proposals to be Voted on at the Meeting – Proposal 1: Election of Directors" in our 2024 Proxy Statement.

The information concerning our executive officers required by this Item is incorporated by reference to the sub-section titled "Management – Executive Officers" in our 2024 Proxy Statement.

The information concerning the audit committee of our board of directors and the audit committee financial expert required by this Item is incorporated by reference to the information included in the sub-section titled "Board of Directors – Committees of the Board of Directors" in our 2024 Proxy Statement.

The information concerning our Code of Ethics and Business Conduct for senior management required by this Item is incorporated by reference to the sub-section titled "Board of Directors – Code of Ethics" in our 2024 Proxy Statement.

If applicable, the information concerning any delinquent filings required by this Item is incorporated by reference to the information included in the section titled "Delinquent Section 16(a) Reports" in our 2024 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the sections titled "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation" and "Compensation Discussion and Analysis" in our 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item concerning security ownership of certain beneficial owners and management is incorporated by reference to the section titled "Security Ownership of Certain Beneficial Owners and Management" in our 2024 Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain compensation plan information with respect to compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Restricted Stock Units (1)	Weighted-average Exercise Price of Outstanding Options, Warrants and Restricted Stock Units	Number of Securities Available for Future Issuance under Equity Compensation Plans (2)
Equity compensation plans approved by security holders	680,629	$ 6.44	3,427,112
Equity compensation plans not approved by security holders	—	—	—
Total	680,629	$ 6.44	3,427,112

(1)   Consists of the 1996 Incentive and Non-Qualified Stock Option Plan and the 2010 Stock Incentive Plan.
(2)   Consists of the 2010 Stock Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the section titled "Transactions with Related Parties" in our 2024 Proxy Statement.

The information required by this Item concerning director independence is incorporated by reference to the sub-section titled "Board of Directors – Director Independence" in our 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the section titled "Fees Billed by PricewaterhouseCoopers, LLP" in our 2024 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2). Financial Statements.

See Index to Financial Statements under Item 8 in Part II hereof where these documents are listed. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3). Exhibits.

The following is a list of exhibits:

Exhibit No.	Description
3(a)	Amended and Restated Certificate of Incorporation of SIGA Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on June 16, 2022).
3(b)	Amended and Restated By-laws of SIGA Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on December 15, 2021).
4(a)	Form of Common Stock Certificate (incorporated by reference to the Form SB-2 Registration Statement of the Company dated March 10, 1997 (No. 333-23037)).
4(b)	Description of the Registrant's Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 5, 2020).
10(a)	Securities Purchase Agreement, dated as of August 13, 2003, between the Company and MacAndrews & Forbes Holdings Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on August 18, 2003).
10(b)	Letter Agreement, dated October 8, 2003, among the Company, MacAndrews & Forbes Holdings Inc. and TransTech Pharma, Inc. (incorporated by reference to the Current Report on Form 8-K of the Company filed on October 9, 2003).
10(c)	Contract, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Current Report on Form 8-K of the Company filed on May 17, 2011).
10(d)	Amendment of Solicitation/Modification of Contract, dated as of June 24, 2011, to Agreement dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Current Report on Form 8-K of the Company filed on June 28, 2011).
10(e)	Director Compensation Program, effective April 8, 2021 (incorporated by reference to the Definitive Proxy Statement on Form DEF 14A of the Company filed on April 27, 2021).*
10(f)	Amendment of Solicitation/Modification of Contract, dated as of September 28, 2011, to Agreement dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2012).

10(g)	Amendment of Solicitation/Modification of Contract, dated as of October 7, 2011, to Agreement dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2012).
10(h)	Amendment of Solicitation/Modification of Contract, dated as of January 25, 2012, to Agreement, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2012).
10(i)	Amendment of Solicitation/Modification of Contract, dated as of February 7, 2012, to Agreement, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 7, 2012).
10(j)	Amendment of Solicitation/Modification of Contract, dated as of December 19, 2012, to Agreement, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 6, 2013).
10(k)	Amendment of Solicitation/Modification of Contract, dated as of February 28, 2013, to Agreement, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 10, 2014).
10(l)	Amendment of Solicitation/Modification of Contract, dated as of April 9, 2013, to Agreement, dated as of May 13, 2011, between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 10, 2014).
10(m)	Amendment of Solicitation/Modification of Contract 0009, dated April 29, 2015, to Agreement, dated May 13, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 6, 2015).
10(n)	Amendment of Solicitation/Modification of Contract 0010, dated July 1, 2015, to Agreement, dated May 13, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 4, 2016).
10(o)	Amendment of Solicitation/Modification of Contract 0011, dated December 9, 2015, to Agreement, dated May 13, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 4, 2016).
10(p)	Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Daniel J. Luckshire (incorporated by reference to the Current Report on Form 8-K of the Company filed on April 14, 2016).*
10(q)	Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Dennis E. Hruby (incorporated by reference to the Current Report on Form 8-K of the Company filed on April 14, 2016).*
10(r)	Amendment of Solicitation/Modification of Contract 0013, dated June 28, 2016, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Current Report on Form 8-K of the Company filed on July 5, 2016).
10(s)	Warrant, dated as of September 2, 2016, by the Company in favor of OCM Strategic Credit SIGTEC Holdings, LLC or its registered assigns (incorporated by reference to the Current Report on Form 8-K of the Company filed on September 7, 2016).

10(t)	Employment Agreement, dated as of October 13, 2016, between SIGA and Phillip Louis Gomez, III (incorporated by reference to the Current Report on Form 8-K of the Company filed on October 13, 2016).*
10(u)	Investment Agreement, dated October 13, 2016, by and among SIGA Technologies, Inc., ST Holdings One LLC, Blackwell Partners LLC-Series A, Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Silver Creek CS SAV, L.L.C. and Nantahala Capital Partners SI, LP (incorporated by reference to the Current Report on Form 8-K of the Company filed on October 19, 2016).
10(v)	Amendment of Solicitation/Modification of Contract 0012, dated April 22, 2016, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 4, 2017).
10(w)	Amendment of Solicitation/Modification of Contract 0014, dated September 21, 2016, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 4, 2017).
10(x)	Office Lease, dated as of May 26, 2017, by and between SIGA Technologies, Inc. and MacAndrews & Forbes Incorporated (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Current Report on Form 8-K of the Company filed on May 30, 2017).
10(y)	Commercial Lease Agreement for Corvallis, Oregon dated November 3, 2017 (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2017).
10(z)	Amendment of Solicitation/Modification of Contract 0015, dated July 30, 2018, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Current Report on Form 8-K of the Company filed on August 1, 2018).
10(aa)	Addendum, dated August 10, 2018, to Second Amended and Restated Employment Agreement, dated April 12, 2016, between SIGA Technologies, Inc. and Dennis E. Hruby (incorporated by reference to the Current Report on Form 8-K of the Company filed on August 10, 2018).*
10(bb)	Contract, dated as of September 10, 2018, between SIGA Technologies, Inc. and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Current Report on Form 8-K of the Company filed on September 11, 2018).
10(cc)	Amendment of Solicitation/Modification of Contract 0016, dated September 21, 2018, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 6, 2018).
10(dd)	Amendment of Solicitation/Modification of Contract 0017, dated September 28, 2018, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 6, 2018).
10(ee)	Amendment of Solicitation/Modification of Contract 0018, dated September 28, 2018 to Agreement, dated June 1, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 6, 2018).
10(ff)	Commercial Manufacturing Agreement, dated October 1, 2018, by and between Albemarle Corporation and SIGA (portions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 6, 2019).
10(gg)	Amendment of Solicitation/Modification of Contract 0001, dated February 21, 2019, to Agreement, dated September 10, 2018, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 6, 2019).

10(hh)	Amendment of Solicitation/Modification of Contract 0002, dated May 17, 2019, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Current Report on Form 8-K of the Company filed on May 20, 2019).
10(ii)	Amendment of Solicitation/Modification of Contract 0019, dated May 22, 2019, to Agreement, dated June 1, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on August 6, 2019).
10(jj)	Promotion Agreement, dated May 31, 2019, by and between SIGA Technologies, Inc. and Meridian Medical Technologies, Inc. (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Current Report on Form 8-K of the Company filed on June 3, 2019).
10(kk)	Amendment of Solicitation/Modification of Contract 0003, dated September 9, 2019, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 5, 2019).
10(ll)	Amendment of Solicitation/Modification of Contract 0020, dated November 19, 2019, to Agreement, dated June 1, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 5, 2020).
10(mm)	Amendment of Solicitation/Modification of Contract 0018, dated November 19, 2019, to Agreement, dated May 13, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 5, 2020).
10(nn)	Amendment of Solicitation/Modification of Contract 0004, dated February 4, 2020, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 6, 2020).
10(oo)	Amendment of Solicitation/Modification of Contract 0005, dated April 29, 2020, to Agreement, dated September 10, 2018 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on August 6, 2020).
10(pp)	Amendment of Solicitation/Modification of Contract 00021, dated July 2, 2020, to Agreement, dated June 1, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 5, 2020).
10(qq)	Amendment of Solicitation/Modification of Contract 00019, dated July 20, 2020, to Agreement, dated May 13, 2011 by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 5, 2020).
10(rr)	Third Amended and Restated Employment Agreement, dated January 20, 2021, between SIGA Technologies, Inc. and Robin E. Abrams (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on January 22, 2021).*
10(ss)	Amendment of Solicitation/Modification of Contract 0007, dated September 8, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 4, 2021).

10(tt)	Amendment of Solicitation/Modification of Contract 00006, dated April 29, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(uu)	Amendment of Solicitation/Modification of Contract 00008, dated December 9, 2021, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(vv)	Amendment of Solicitation/Modification of Contract 00020, dated November 8, 2021, to Agreement, dated May 13, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(ww)	Amendment of Solicitation/Modification of Contract 00022, dated November 8, 2021, to Agreement, dated June 1, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Annual Report on Form 10-K of the Company filed on March 3, 2022).
10(xx)	Amendment of Solicitation/Modification of Contract 000023, dated February 15, 2022, to Agreement, dated June 1, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on May 5, 2022).
10(yy)	Amendment of Solicitation/Modification of Contract 00009, dated January 27, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(zz)	Amendment of Solicitation/Modification of Contract 00010, dated March 29, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(aaa)	Amendment of Solicitation/Modification of Contract 000011, dated July 26, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(bbb)	Amendment of Solicitation/Modification of Contract 000012, dated August 5, 2022, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(ccc)	Amendment of Solicitation/Modification of Contract 000021, dated September 28, 2022, to Agreement, dated May 13, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(ddd)	Amendment of Solicitation/Modification of Contract 000022, dated September 29, 2022, to Agreement, dated May 13, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 3, 2022).
10(eee)	Transition Agreement, dated January 13, 2023, between SIGA Technologies, Inc. and Phillip Louis Gomez, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed January 17, 2023).*
10(fff)	Amended and Restated Transition Agreement, dated July 26, 2023, between SIGA Technologies, Inc. and Phillip Louis Gomez, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed July 28, 2023).*
10(ggg)	Proposal for the Amendment of the Employment Agreement with Dennis E. Hruby (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on August 8, 2023).*
10(hhh)	Amendment of Solicitation/Modification of Contract 00013, dated July 27, 2023, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable) (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on August 8, 2023).

10(iii)	Employment Agreement, dated July 26, 2023, between SIGA Technologies, Inc. and Dr. Jay K. Varma (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2023).*
10(jjj)	Amendment of Solicitation/Modification of Contract 000024, dated September 21, 2023, to Agreement, dated June 1, 2011, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (incorporated by reference to the Quarterly Report on Form 10-Q of the Company filed on November 7, 2023).
10(kkk)	Amendment to the Amended and Restated Transition Agreement, dated January 1, 2024, between SIGA Technologies, Inc. and Phillip Louis Gomez, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed January 2, 2024).*
10(lll)	Employment Agreement, dated January 19, 2024, between SIGA Technologies, Inc. and Diem Nguyen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed January 22, 2024).*
10(mmm)	Amendment of Solicitation/Modification of Contract 00014, dated October 18, 2023, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable).
10(nnn)	Amendment of Solicitation/Modification of Contract 00015, dated February 9, 2024, to Agreement, dated September 10, 2018, by and between SIGA and the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services (portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002-Chief Executive Officer.
31.2	Certification pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002-Chief Financial Officer.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-Chief Executive Officer.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-Chief Financial Officer.
97.1	SIGA Technologies, Inc. Clawback Policy
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline Taxonomy Extension Definition Linkbase Document
101.LAB	Inline Taxonomy Extension Labels Linkbase Document
101.PRE	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* management contract, compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGA TECHNOLOGIES, INC.
(Registrant)

Date: March 12, 2024	By:	*/s/ Diem Nguyen, Ph.D.*
		Diem Nguyen, Ph.D.
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title of Capacities	Date
/s/ Diem Nguyen, Ph.D. Diem Nguyen, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2024
/s/ Daniel J. Luckshire Daniel J. Luckshire	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 12, 2024
/s/ Jaymie Durnan Jaymie Durnan	Director	March 12, 2024
/s/ Harold E. Ford, Jr. Harold E. Ford, Jr.	Director	March 12, 2024
/s/ Evan Knisely Evan Knisely	Director	March 12, 2024
/s/ Joseph Marshall Joseph Marshall	Director	March 12, 2024
/s/ Gary J. Nabel Gary J. Nabel	Director	March 12, 2024
/s/ Julian Nemirovsky Julian Nemirovsky	Director	March 12, 2024
/s/ Holly L. Phillips Holly L. Phillips	Director	March 12, 2024
/s/ Jay K. Varma Jay K. Varma	Director	March 12, 2024

[This page intentionally left blank]

[This page intentionally left blank]